EXHIBIT 99.1

                             EASTERN BANCORP, INC.
                      FORM OF ANNUAL REPORT TO STOCKHOLDERS
                    FOR FISCAL YEAR ENDED SEPTEMBER 30, 1996

                               TABLE OF CONTENTS


                                                                  Page
Business
Market for Registrant's Common Stock and Related
           Stockholder Matters                                        2
Selected Financial Data                                              13
Management's Discussion and Analysis of
         Financial Condition and Results of Operations               14
Financial Statements and Supplementary Data                          17
Directors and Executive Officers of the Registrant                   41









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                              EASTERN BANCORP, INC.

                               1996 Annual Report

         This Annual Report for the fiscal year ended September 30, 1996 is being furnished to stockholders of Eastern Bancorp, Inc. in conjunction with the Joint Proxy Statement-Prospectus of Eastern Bancorp, Inc. and Vermont Financial Services Corp. dated ______________ __, 1997.


General

         Preliminary Note In Regard To Forward-Looking Statements. This annual report on contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the registrant's actual results to differ materially from those contemplated by such forward- looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results."

         Certain Factors That May Affect Future Results. The following important factors, among others, could cause actual results to differ materially from those contemplated by forward-looking statements made in this annual report or presented elsewhere by management from time to time. Defined terms used elsewhere in this annual report have the same meanings herein as therein.

         A number of uncertainties exist that could affect the Company's future operating results, including, without limitation, the Bank's continued ability to originate quality loans (loan originations increased significantly for fiscal 1996 compared to fiscal 1995), fluctuation of interest rates, real estate market conditions in the Bank's lending areas, general and local economic conditions, the Bank's continued ability to attract and retain deposits, the Company's ability to control costs, new accounting pronouncements, and changing regulatory requirements.

         A new concern involves regulatory and stockholder approval of the Agreement and Plan of Reorganization (the Merger Agreement) dated November 13, 1996 by and among the Company. The Bank, and Vermont Financial Services Corp.
(VFSC) which is described in Item 1 and note 20 of the notes to consolidated financial statements. While management does not anticipate a negative response from the regulatory bodies or the stockholders of the Company or VFSC, failure to approve the agreement could materially impact the future performance of the Company because of distraction of management's attention, fees, and restrictions on interim operations.

         The Merger Agreement sets forth certain restrictions on activities of the Company and its subsidiaries which are not in the ordinary and usual course of business consistent with past practices and must be adhered to until the effective date of the Merger. These restrictions include ,but are not limited to, (i) the execution of any material contract or incurrence of any material obligation outside the ordinary course of business, (ii) the declaration or payment of any dividends or other distributions to stockholders that are in any way inconsistent with prior practices, (iii) the amendment, in any material respect, of the Company's employee benefit plans or employment

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contracts,  (iv) the issuance of any shares of its capital stock or grant of any options except in fulfillment of pre-existing option plans, (v) the incurrence of any additional debt obligation except in the ordinary course of business consistent with past practices or to any capital expenditures above certain monetary limits, (vi) and the making of any loans or extensions of credit other than those which are on customary terms, conditions and standards.

         As a result of the Deposit Insurance Funds Act of 1996 the Secretary of the Treasury is to review recommendations in 1997 for the establishment of a common charter for banks and savings associations. Accordingly, the Bank may be required to convert its federal savings bank charter to either a national bank charter, a state depository institution charter, or a newly designed charter. The Company may also become regulated at the holding company level by the Board of Governors of the Federal Reserve System (Federal Reserve) rather than by the OTS. Regulation by the Federal Reserve could subject Eastern to capital requirements that are not currently applicable to the Company as a holding company under OTS regulation and may result in statutory limitations on the type of business activities in which the Company may engage at the holding company level, which business activities currently are not restricted. The Company is unable to predict whether such initiatives will result in enacted legislation requiring a charter change and if so whether the charter change would significantly impact the Company's operations.

         Revenue generated by the Company is highly dependent on its asset/liability management policies. While management has considerable experience in asset/liability management, future changes in the general direction of interest rates and the overall economy could negatively impact net interest margin. Currently, a 100 basis point increase or decrease would not impact net interest margin by more than ten percent.

         The Company's operating results are negatively affected by its nonperforming assets. Management strives to reduce nonperforming assets. (The Company was unable to reduce nonperforming assets during the first quarter of fiscal 1996 primarily because of increased delinquencies in the Bank's consumer loan portfolio. Nonperforming assets began to decrease again during the second quarter of fiscal 1996 and continued to decline through the fourth quarter of fiscal 1996). Future changes in the national or local economy, fluctuations in interest rates, and changes in the real estate market could limit or prevent future nonperforming asset reduction and negatively impact results.

         Operating results are affected by the adequacy of the Company's loan loss reserve to cover loan losses. Management has considerable experience in evaluating the loan portfolio; however, changes in the national or local economy or fluctuations in interest rates could create the need for additional provisions, thereby adversely affecting operating results.

         Other significant recurrent sources of income for the Company include gain on sale of loans, service fees on loans sold, and customer service fees. Gain on sale of loans and service fees on loans sold are affected by market conditions. Customer service fees are a function of customer banking activity. If the Company were to fail to maintain or grow these sources of income, the Company's operating results would be adversely affected.

         Because of these and other factors, past financial performance should not be considered an indicator of future performance. Investors should not solely use historical trends to anticipate future results and should be aware that the trading price of the Company's common stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, general

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conditions  in  the  thrift   industry,   changes  in  earnings   estimates  and
recommendations by analysts or other events.

         Eastern Bancorp, Inc. Eastern Bancorp, Inc. ("Eastern" or the "Company"), a Delaware corporation, was incorporated in April 1986 for the purpose of becoming the savings and loan holding company of Vermont Federal Bank, FSB (VFB), a federally chartered stock savings bank headquartered in Williston, Vermont. On July 30, 1986, following approval by VFB's stockholders and regulatory authorities, the Company became the holding company for VFB.

         On August 31, 1989, the Company acquired Rockingham Bancorp (Rockingham). Rockingham has been dissolved. On October 1, 1995, the Company merged First Savings of New Hampshire (FS) with and into VFB to form one unified bank under the name Vermont Federal Bank, FSB (the FS-VFB Merger), and moved the primary operations of the holding company to Dover, New Hampshire. Rockingham, no longer a bank holding company, has been dissolved.

         All references herein to the "Bank" are to VFB and FS as one consolidated entity following the FS-VFB Merger.

         The Company is currently conducting business as a nondiversified savings and loan holding company. At September 30, 1996, the Company's principal assets on an unconsolidated basis consisted of the outstanding capital stock of the Bank and $3.4 million of short-term investments and investment securities. See note 18 of notes to consolidated financial statements. The Company also owns Vermont Service Corporation (VSC), a real estate development company which it purchased from VFB in December 1991. VSC and its subsidiary, Vermont East Coast Company (VECC), are joint venture partners in the ownership of development rights in a mobile home association known as "Williston Woods." At present, the Company is not significantly engaged in operating business activities other than management of its investments and operations through the Bank, VSC, and VECC. See note 1 of notes to consolidated financial statements.

         As a nondiversified savings and loan holding company, the Company is subject to Office of Thrift Supervision (OTS) regulations, examinations, supervision, and reporting requirements.

         Eastern's executive offices are located at 537 Central Avenue, Dover, New Hampshire 03820 (telephone 603-749-2150).

         General Business of the Bank. The business of the Bank consists primarily of attracting deposits from the general public and originating and servicing first mortgage loans on one- to four-family homes and consumer loans (including second mortgage home equity loans and lines of credit, mobile home loans, motor vehicle loans and other types of personal loans). The Bank also makes commercial real estate loans and some non-real estate commercial loans which, in most instances, are secured by equipment, accounts receivable, and inventory. The Bank has made and continues to make a limited number of first mortgage loans on investment properties and leisure homes. The Bank also invests in federal government and agency obligations and other investment securities permitted by applicable law and regulations, including mortgage backed securities.

         The principal sources of funds for the Bank's lending and investment activities are deposits, amortization and prepayment of loans, sales of loans, and borrowings. The Bank's principal sources of income are interest and fees on loans and investments, gains on sales of loans originated for sale, and fees on deposit products and from servicing loans for other investors. The Bank's principal

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expenses  are interest  paid on deposit  accounts  and  borrowings,  general and administrative expenses (including losses from other real estate operations), and provisions for loan losses.

         The Bank is subject to comprehensive regulation, examination, and supervision by the OTS and the FDIC. The Bank is also subject to additional regulation by the Board of Governors of the Federal Reserve System (Federal Reserve Board) relating to reserves required to be maintained against deposits and certain other matters.

         Market Area. The Bank's Vermont operations are headquartered in Williston, Vermont. At September 30, 1996, the Bank operated six offices in Chittenden County and nine offices elsewhere throughout the state. Based on the most recent census data, approximately 80 percent of Vermont's population resides in VFB's market areas.

         At September 30, 1996, there were six FS offices in Rockingham County, New Hampshire, one office in Merrimack County, New Hampshire, one office in Belknap County, New Hampshire, and two offices in Strafford County, New Hampshire.

Employees

         At September 30, 1996, the Bank employed 409 full-time equivalent employees (FTEs), and Eastern employed three and a half FTEs. Management considers relations with its employees to be good. The Bank's employees are not represented by any collective bargaining group. See note 12 of notes to consolidated financial statements.

Asset/Liability Management

         As a holding company for the Bank, Eastern does not engage in any business activities, other than through the Bank, the management of its investments, and VSC. The Bank's principal business consists of attracting deposits from the general public and making residential mortgage and consumer loans. The Bank's profitability depends in part on the amount of net interest income, non-interest income or fees and miscellaneous income, non-interest expense, and provisions for loan losses.

         One of the principal factors in maintaining planned levels of net interest income is the ability to anticipate fluctuations in future net interest income because of changes in interest rates and to design effective strategies to cope with such fluctuations. The balancing of the changes in income from interest earning assets and the expense of interest bearing liabilities is done through asset/liability management. The Bank primarily uses computer simulation models to assess interest rate risk under different scenarios of rising and falling interest rates. The Bank also reviews traditional GAP analysis (GAP). GAP is the difference between interest earning assets and interest bearing liabilities maturing or repricing within designated time periods. The Company believes that computer simulation provides a more reliable estimation of future net interest income than traditional GAP analysis because sophisticated models can simulate changes in prepayment speeds on amortizing assets, and the effect of lifetime and period interest rate caps on adjustable rate assets and liabilities, and early withdrawal options on certificates of deposit under varying interest rate assumptions. Asset/liability management strategies are reviewed on an ongoing basis and revised based on changes in interest rate levels and general economic conditions.


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         The most  significant  components  of the  Company's  asset  management program have involved emphasizing adjustable rate mortgage lending for the Bank's own portfolio and the sale of long term fixed rate loans in the secondary market. Cash flow from the amortization and prepayments on loans and investments increased in 1996 compared to 1995 as rates declined during mid-year which increased prepayment speeds. This increased the available funds for purchases of portfolio investments, mortgage backed securities and loans.

         The most significant components of the Company's liability management program have involved the following: (1) promoting low cost non-interest and interest bearing demand deposit accounts; (2) the use of early withdrawal penalties on certificates of deposit to assist in maintaining maturity and cost structure; and (3) extending the term on fixed-rate fixed-term liabilities to match the increase in fixed-rate assets outlined in the asset management components above.

         Eastern's one-year GAP position has decreased from the previous year due to decreases in consumer loans and investment and mortgage backed securities maturing within one year and an increase in certificates of deposit maturing within one year. These developments more than offset a decrease in borrowings maturing within one year. For an institution such as Eastern with a positive one-year GAP, the amount of income earned on its assets fluctuates more than the cost of its liabilities in response to changes in the prevailing rates of interest during the one-year period. Accordingly, in a rising interest rate environment, institutions with a positive one-year GAP will experience a greater increase in the yield on their assets than in the cost of funds of their liabilities. Conversely, the cost of funds of institutions with a positive GAP will decrease less than the yield on their assets in a falling interest rate environment. Institutions with a negative one-year GAP face the opposite situation. A rising interest rate environment imposes risks on institutions with a negative GAP because more of their liabilities than their assets adjust during the year as a result of the increase in interest rates. Accordingly, the increase in the cost of funds on the liabilities of institutions with a negative one-year GAP is greater than the increase in the yield on their assets.

         Table 4, in Part II, Item 7, in Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated herein by reference sets forth the estimated maturity/repricing structure of the Company's interest-earning assets and interest-bearing liabilities at September 30, 1996. Management believes the prepayment and attrition rates used in Table 4 to be reasonable based on the Bank's experience.

Lending Activities

         General. The Bank has traditionally concentrated its lending activities primarily on the origination of conventional first mortgage loans for the purchase, construction, or refinance of residential real property, and these loans continue to be the primary focus of the Bank's lending activities. In recent years, however, in order to improve their net interest margin, the Bank placed additional emphasis on consumer lending activities. The Bank's consumer loan portfolio includes second mortgage home equity loans and lines of credit, mobile home loans, motor vehicle loans, and other types of personal loans. The volume of commercial real estate loans and other commercial loans in the Bank's portfolio has varied considerably over the last decade. Deterioration in local economic conditions caused the Bank to curtail origination of such loans from fiscal 1990 through fiscal 1992, but slight economic improvements allowed such loan originations to increase thereafter.

         The largest portion of the Bank's loans have been made to home buyers on the security of residential dwellings. At September 30, 1996, the total loan portfolio of the Bank amounted to

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$495.1  million  (before  allowance  for  loan  losses  and  other  deductions), representing 57.0 percent of the Company's total assets. At that date, 54.0 percent of the total outstanding loans consisted of loans secured by first mortgages on residential properties, 27.7 percent of the total outstanding loans
were  consumer  loans,   and  18.3  percent  were  commercial  and  multi-family
residential loans.

Investment Activities

         The Bank has authority to invest in various types of liquid assets, including short-term U.S. Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks and savings institutions, bankers' acceptances, and federal funds. Subject to various restrictions, the Bank also may invest a portion of its assets in commercial paper, corporate debt securities, and mutual funds whose assets conform to the investments that the Bank is authorized to make directly.

         The Company's investment activities have been principally in mortgage backed and other marketable investment securities. See note 18 of notes to consolidated financial statements.

Sources of Funds

         General. Deposit accounts are the principal source of funds for use in lending and other general business purposes. In addition to deposit accounts, funds are derived from loan repayments, sales of loans, loan participations and advances from the FHLB of Boston and from other borrowings, including proceeds from securities sold under agreement to repurchase. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates, money market rates, and general economic conditions. Borrowings may be used on a short-term basis to compensate for reductions in normal sources of funds such as deposit inflows at less than projected levels. They may also be used on a longer-term basis to support expanded lending activities. Savings institutions have access to the Federal Reserve Board's discount window under certain circumstances, but to date this has not been a source of borrowing for the Bank.

         In fiscal 1996, the Company's sources of funds consisted of interest on its investment securities portfolio and dividends of $2.7 million received from the Bank. See note 18 of notes to consolidated financial statements.

REGULATION

Savings and Loan Holding Company Regulation

         General. Under the Home Owners Loan Act (HOLA), as amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), savings and loan holding companies, including the Company, are subject to regulation, supervision and examination by, and the reporting requirements of, the OTS.

         The HOLA prohibits a savings and loan holding company such as Eastern, directly or indirectly, from (i) acquiring control of, or acquiring by merger or purchase of assets, another savings institution or savings and loan holding company without the prior written approval of the OTS; (ii) acquiring more than 5 percent of the issued and outstanding shares of voting stock of another savings institution or savings and loan holding company without prior OTS approval, with

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certain  exceptions;  or (iii)  acquiring  or  retaining  control of a financial institution that does not have SAIF or BIF insurance of accounts. The HOLA allows the OTS to approve transactions resulting in the creation of multiple savings and loan holding companies controlling savings institutions located in more than one state in both supervisory and non-supervisory transactions, subject to the requirement that, in non-supervisory transactions, the law of the state in which the savings institution to be acquired is located must expressly authorize the proposed acquisition. As a result, the Company may, with the prior approval of the OTS, acquire control of savings institutions located in states other than Vermont and New Hampshire if the acquisition is expressly permitted by the laws of the state in which the savings institution to be acquired is located.

         Transactions engaged in by a savings association or one of its subsidiaries with affiliates of the savings institution are generally subject to the restrictions contained in Sections 23A and 23B of the Federal Reserve Act.
Section 23A imposes both quantitative and qualitative restrictions on such transactions, while Section 23B requires, among other things, that all such transactions be on terms substantially the same, and at least as favorable to the depository institution, as in a comparable transaction with an unaffiliated party.

         Restrictions on Activities of Savings and Loan Holding Companies. As a savings and loan holding company, the Company is prohibited from engaging in any activities other than (i) furnishing or providing management services for the Bank; (ii) conducting an insurance agency or escrow business; (iii) holding, managing, or liquidating assets owned or acquired from the Bank; (iv) holding or managing properties used or occupied by the Bank; (v) acting as trustee under deeds of trust; (vi) engaging in any other activity in which savings and loan holding companies were authorized by regulation to engage as of March 5, 1987; and (vii) engaging in any activity which the Federal Reserve Board by regulation has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act (BHCA) (unless the OTS, by regulation, prohibits or limits any such activity for savings and loan holding companies). The activities which the Federal Reserve Board by regulation has permitted for bank holding companies under Section 4(c) of the BHCA generally consist of those activities that the Federal Reserve Board has found to be so closely related to banking or managing or controlling banks as to be a proper incident thereto, and include, among other things, various lending activities, certain real and personal property leasing activities, certain securities brokerage activities, acting as an investment or financial advisor subject to certain conditions, and providing management consulting to depository institutions subject to certain conditions. Prior OTS approval is required to commence any such activity.

         The  Company  could  be  prohibited   from  engaging  in  any  activity
(including those otherwise permitted under the HOLA) not allowed for bank holding companies if the Bank failed to constitute a qualified thrift lender. See "Regulation-Savings Institution Regulation - Qualified Thrift Lender Requirement."

         Possible Liability for Obligations of Subsidiaries. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires any company that controls a savings institution that becomes undercapitalized, in connection with the submission of a capital restoration plan by the savings institution, to guarantee that the institution will comply with the plan and to provide appropriate  assurances  of  performance.  The  aggregate  liability of any such controlling company under such guaranty is limited to the lesser of (i) 5 percent of the savings institution's assets at the time it becomes undercapitalized, or (ii) the amount necessary to bring the savings institution into capital compliance as of the time the institution fails to comply with the terms of its capital plan.

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Savings Institution Regulation

         General. As a SAIF-insured savings institution, the Bank is subject to supervision and regulation by the OTS. Under OTS regulations, the Bank is required to obtain audits by independent accountants and to be examined periodically by the OTS. Examinations must be conducted no less frequently than every 12 months. The Bank is subject to assessments by the OTS and FDIC to cover the costs of such examinations. The OTS may revalue assets of the Bank, based upon appraisals, and require the establishment of specific reserves in amounts equal to the difference between such revaluation and the book value of the assets. The OTS also is authorized to promulgate regulations to ensure the safe and sound operations of savings institutions and may impose various requirements and restrictions on the activities of savings institutions. FIRREA requires that the regulations and policies of the OTS for the safe and sound operations of savings institutions be no less stringent than those established by the Office of the Comptroller of the Currency (OCC) for national banks.

         Capital Requirements. The capital standards established by the OTS for savings institutions must generally be no less stringent than those applicable to national banks. The OTS has adopted capital standards under which savings associations must maintain (i) "core capital" in an amount not less than 3 percent of adjusted total assets, (ii) "tangible capital" in an amount not less than 1.5 percent of total adjusted assets, and (iii) risk-based capital equal to
8.0 percent of risk-weighted assets.

         Under OTS regulations, "core capital" includes common stockholders' equity, noncumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries, less intangible assets and the lesser of the fair market value or 90 percent of the fair market value of readily marketable PMSRs, subject to certain conditions. The term "tangible capital" is defined as core capital minus intangible assets, provided, however, that savings institutions may include 90 percent of the fair market value of readily marketable PMSRs as tangible capital, subject to certain conditions. Total capital, for purposes of the risk-based capital requirement, equals the sum of core capital plus supplementary capital (which includes, among other items, perpetual preferred stock not counted as core capital, limited life preferred stock, subordinated debt, and general loan and lease loss allowances up to 1.25 percent of risk-weighted assets less certain deductions). The amount of supplementary capital that may be counted towards satisfaction of the total capital requirement may not exceed 100 percent of core capital, and OTS regulations require the maintenance of a minimum ratio of core capital to total risk-weighted assets of 4.0 percent. In determining total risk-weighted assets for purposes of the risk-based requirement, (i) each off-balance sheet asset must be converted to its on-balance sheet credit equivalent amount by multiplying the face amount of each such item by a credit conversion factor ranging from 0 percent to 100 percent (depending upon the nature of the asset),
(ii) the credit equivalent amount of each off- balance sheet asset (after giving effect to the calculation in clause (i) above) and the book value of each on-balance sheet asset must be multiplied by a risk factor ranging from 0 percent to 100 percent (again depending upon the nature of the asset), and (iii) the resulting amounts are added together with total assets and constitute total risk-weighted assets.

         In determining compliance with the capital standards, a savings institution must deduct from core capital its entire investment in and loans to any subsidiary engaged as principal in activities not permissible for a national bank, other than subsidiaries (i) engaged in such non-permissible activities solely as agent for their customers; (ii) engaged in mortgage banking activities, or (iii) that are themselves savings institutions, or companies the only investment of which is another savings institution acquired prior to May 1, 1989.

         At September 30, 1996, the Bank exceeded required minimum levels of regulatory capital. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations - Stockholders' Equity," and note 11 of notes to consolidated financial statements.

         FDICIA defines an institution as either well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized, imposing progressively more scrutiny and restrictions on an institution with less favorable capitalizations. The definitions are based on an institution's ability to meet all of the capitalization requirements imposed on the institution by its primary federal regulator, in the case of the Bank, the OTS. Well capitalized institutions and adequately capitalized institutions are defined to be institutions which exceed, or simply meet, all relevant capital requirements, respectively. Undercapitalized and significantly undercapitalized are defined to be institutions which fail to meet, or significantly fail to meet, all such capital requirements, respectively. The level of capital below which an institution is deemed to be critically undercapitalized may not be less than 2 percent of total assets nor more than 65 percent of the required minimum level of capital under the leverage limit. The Bank was defined as well capitalized as of September 30, 1996.

         The OTS has promulgated regulations under FDICIA requiring savings associations classified as adequately capitalized to have (i) a ratio of total capital to risk-weighted assets of 8.0 percent or greater, (ii) a ratio of core capital to risk-weighted assets of 4.0 percent or greater, and (iii) a ratio of core capital to adjusted total assets of either (A) 4.0 percent or greater, or
(B) 3.0 percent or greater if the savings association is rated composite 1 under the CAMEL rating system in the most recent examination of the savings association. Savings associations which fail the foregoing capitalization requirements are subject to prompt corrective action, as described below. Capital requirements higher than the generally applicable minimum institution requirements may be established for a particular savings institution if the OTS determines that the institution's capital was or may become inadequate in view of its particular circumstances. The management of the Bank does not anticipate that the prompt corrective action required under the FDICIA for undercapitalized institutions will have a material impact upon the operations of the Bank as long as current capital levels are maintained.

         The  OTS has  published  a  description  of the  methodologies  used in calculating an interest rate risk component for the risk-based capital requirement. FDICIA requires that those methodologies take adequate account of
(i) interest rate risk, (ii) concentration of credit risk, (iii) the risks of nontraditional activities, and (iv) the actual performance and expected risk of loss on multi-family mortgages.

         Any insured depository institution which falls below the minimum capital standards will be subject to numerous restrictions and possibly severe administrative sanctions, including closure.

         Qualified Thrift Lender Requirement. In order for the Bank to exercise the powers granted to federally chartered savings institutions and maintain full access to FHLB advances, it must constitute a "qualified thrift lender" (QTL). This requires its qualified thrift investments to continue to equal or exceed 65 percent of portfolio assets on a monthly average basis in 9 out of every 12 months. QTL status is determined monthly for the preceding 12-month period. Qualified thrift investments generally consist of (i) various housing related loans and investments (such as residential construction and mortgage loans, home improvement loans, mobile home loans, home equity loans and mortgage backed securities), (ii) certain obligations of the FSLIC, the FDIC, the

FSLIC Resolution Fund, and the Resolution Trust Corporation (RTC) (for limited periods of time), and (iii) shares of stock issued by any Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation, or the Federal National Mortgage Corporation (shares of stock of the latter two entities not to exceed 20 percent of an association's portfolio assets). Other types of housing related assets, together with certain consumer loans, may be categorized as qualified thrift investments in an amount not to exceed 20 percent in the aggregate of portfolio assets. For purposes of the QTL test, the term "portfolio assets" means the savings institution's total assets minus goodwill and other intangible assets, the value of property used by the savings institution to conduct its business, and liquid assets held by the savings institution in an amount up to 20 percent of its total assets.

         OTS regulations provide that any savings institution that fails to constitute a QTL must either convert to a bank charter, other than a savings bank charter (but must retain its SAIF insurance until its conversion to BIF membership), or limit its future investments and activities (including branching and payments of dividends) to those permitted for both savings institutions and national banks. Additionally, any such savings institution that does not convert to a bank charter will be ineligible to receive further FHLB advances and, beginning three years after the loss of QTL status, will be required to repay all outstanding FHLB advances and dispose of or discontinue any preexisting investment or activities not permitted for both savings institutions and national banks. Further, within one year of the loss of QTL status, the holding company of a savings institution that does not convert to a bank charter must register as a bank holding company and will be subject to all statutes applicable to bank holding companies. Management of the Bank does not anticipate any difficulty in meeting the 65 percent QTL test under current conditions.

         As a result in the Deposit Insurance Funds Act of 1996 the Secretary of the Treasury is to review recommendations in 1997 for the establishment of a common charter for banks and savings associations. Accordingly, the Bank may be required to convert its federal savings bank charter to either a national bank charter, a state depository institution charter, or a newly designed charter. The Company may also become regulated at the holding company level by the Board of Governors of the Federal Reserve System (Federal Reserve) rather than by the OTS. Regulation by the Federal Reserve could subject Eastern to capital requirements that are not currently applicable to the Company as a holding company under OTS regulation and may result in statutory limitations on the type of business activities in which the Company may engage at the holding company level, which business activities currently are not restricted. The Company is unable to predict whether such initiatives will result in enacted legislation requiring a charter change and if so whether the charter change would significantly impact the Company's operations.

         Liquidity. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain bankers' acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations) equal to a monthly average of not less than a specified percentage of the average daily balance of the savings institution's net withdrawable deposits plus short-term borrowings. Under HOLA, this liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4 percent to 10 percent depending upon economic conditions and the deposit flows of member institutions. The liquidity requirement currently is 5 percent. Savings institutions also are required to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1 percent) of the total of the average daily balance of its net withdrawable deposits and short-term borrowings. At September 30, 1996, the Bank was in compliance with these liquidity requirements.

         Loans to One Borrower Limitations. The HOLA requires savings institutions to comply with the loans to one borrower limitations applicable to national banks, subject to various exceptions and additional provisions for the financing of sales of OREO and other items. In general, national banks may make loans to one borrower in amounts up to 15 percent of the bank's unimpaired capital and surplus, plus an additional 10 percent of capital and surplus for loans secured by readily marketable collateral. At September 30, 1996, the Bank had loans to one borrower limits of approximately $8.9 million.

         Commercial Real Property Loans. The HOLA limits the aggregate amount of commercial real estate loans that a federal savings institution may make to an amount not in excess of 400 percent of the savings institution's capital, subject to the discretion of the OTS, but does not require divestiture of loans made prior to 1989.

         Limitation on Capital Distributions. OTS regulations limiting capital distributions by savings associations (including dividends, stock repurchases and cash-out mergers) classify every savings association as a tier 1 institution, a tier 2 institution, or a tier 3 institution, depending on its level of regulatory capital both before and after giving effect to a proposed capital distribution. A tier 1 institution (i.e., one that both before and after a proposed capital distribution has net capital equal to or in excess of its fully phased-in regulatory capital requirement applicable as of January 1, 1995) may, subject to any otherwise applicable statutory or regulatory requirements or agreements entered into with the regulators, make capital distributions in any calendar year up to the higher of (i) 75 percent of its net income over the most recent four quarter period or (ii) 100 percent of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (i.e., the percentage by which the association's capital-to-assets ratio exceeds the ratio of its fully phased-in capital requirement to its assets) at the beginning of the calendar year. No regulatory approval of the capital distribution is required, but prior notice must be given to the OTS. For purposes of this regulation, as of September 30, 1996, the Bank was a tier 1 institution.

         Limitation on Equity Risk Investments. Under applicable regulations, savings institutions are generally prohibited from investing directly in equity securities and real estate (other than that used for offices and related facilities or acquired through, or in lieu of, foreclosure or on which a contract purchaser has defaulted). In addition, OTS regulations limit the aggregate investment by savings institutions in certain equity risk investments, including equity securities, real estate, service corporations and operating subsidiaries and loans for the purchase of land and construction loans made after February 27, 1987 on non-residential properties with loan-to-value ratios exceeding 80 percent. At September 30, 1996, the Bank was in compliance with the requirements of the equity risk investment limitations.

Market for Registrant's Common Stock and Related Stockholder Matters

         From August 4, 1986 to April 30, 1995, the common stock of the Company traded on the Nasdaq National Market under the symbol "VFBK." Effective May 1, 1995, the Company changed its Nasdaq National Market symbol to "EBCP."

         The following table sets forth market price information (last reported sales price) for the common stock of the Company for the periods indicated. All per share information has been adjusted to reflect the Company's June 19, 1996 three-for-two stock split paid to stockholders of record on June 5, 1996.

                                              Cash dividend  Stock price     Stock price
Fiscal Year                                       paid          high             low

1996:
     Fourth quarter ended September 30, 1996     $.14          $22.25          $16.00
     Third quarter ended June 30, 1996            .12           17.67           15.17
     Second quarter ended March 31, 1996          .12           17.50           15.67
     First quarter ended December 31, 1995        .11           19.67           14.67
1995:
     Fourth quarter ended September 30, 1995     $.08          $16.00          $14.17
     Third quarter ended June 30, 1995            .07           15.00           12.33
     Second quarter ended March 31, 1995          .07           14.33           12.50
     First quarter ended December 31, 1994        .03           14.83           10.83
1994:
     Fourth quarter ended September 30, 1994     $.03          $16.33          $13.33
     Third quarter ended June 30, 1994            .03           15.67           10.25
     Second quarter ended March 31, 1994          .03           12.33           10.42
     First quarter ended December 31, 1993        .02           12.50            9.50

         Payment of cash dividends in future periods is subject to, among other things, Company earnings, tax and regulatory considerations, and certain contractual restrictions in the Merger Agreement.

Selected Financial Data

         The following tables summarize certain selected consolidated financial data of the Company at the dates or for the periods indicated. This information should be read in conjunction with the consolidated financial statements and notes thereto. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Condition
and Other Data:                                                      At September 30,
                                                     (Dollars in thousands, except per share amounts)
                                        1996                    19951994   1993            1992 (a)
Total assets                            $868,678          $846,085         $819,236         $776,504          $739,263
Investment and mortgage
  backed securities                      305,701           319,056          325,612          283,494           243,861
FHLB stock                                 9,283             9,283            8,923            7,514             7,411
Net loans                                488,786           453,992       418,859(b)       417,302(b)        422,574(b)
Allowance for  loan losses                 2,858             3,622            3,718            4,722             4,802
Nonperforming assets                      12,004            16,784           14,569           25,559            27,304
Excess of cost over net
  assets acquired                          3,528             3,908            4,290            4,670             5,111
Deposits                                 641,286           616,350          584,389          571,954           573,183
Borrowings                               153,909           161,882          171,988          142,874           109,743
Stockholders' equity                      63,580            60,983           57,203           54,683            49,968
Stockholders' equity per share             17.41             17.07            16.15            15.66             14.49
Number of banking offices                     25                23               23               23                23

                                                                Years Ended September 30,
Operating Data:
                                            1996              1995             1994             1993          1992 (a)
                                            ----              ----             ----             ----          --------
Interest income                           61,273           $60,098          $51,546          $49,066           $49,898
Interest expense                          32,340            32,218           25,613           25,881            30,427
                                          ------            ------           ------           ------            ------
Net interest income                       28,933            27,880           25,933           23,185            19,471
Provision for loan losses                    895             1,822              797            1,330             2,118
Gain (loss) on sale of
  investment and mortgage backed
  securities net                             808                --              443              (40)              295
Other non-interest income                 10,465            10,017            7,579            8,248             8,050
Other real estate owned
  operations expense                       1,358             3,054            2,726            4,122             4,349
Other non-interest expense                32,594            26,479           24,466           22,349            19,819
                                          ------            ------           ------           ------            ------
Income before taxes and
  accounting change                        5,359             6,542            5,966            3,592             1,530
Federal and state tax expense              2,055             2,347            2,307              878               513
Cumulative effect of
  accounting change                           --                --               --            1,000                --
                                      ----------        ----------       ----------            -----        ----------
Net income                                $3,304            $4,195           $3,659           $3,714            $1,017
                                          ======            ======           ======           ======            ======



                                       14




                                                                Years Ended September 30,
Operating Data:
(continued)

Net income per common
  and common equivalent
  share before cumulative
  effect of accounting change           $   0.87             $1.13            $1.00            $0.77             $0.29

Net income per common
and common equivalent share                 0.87              1.13             1.00             1.05              0.29
Cash dividends paid per share (c)           0.49              0.24             0.10             0.07              0.05
Dividend payout ratio                     56.32%            21.30%           10.00%            6.96%            18.18%
Increase (decrease) in deposits          $24,936           $31,961          $12,435         $(1,229)          $103,143

Loans originated:
Mortgage                                $163,255           $95,195         $177,088         $198,033          $182,827
Consumer                                  38,219            32,560           52,702           45,527            40,799
Commercial                                13,585            34,931           16,524           12,243             6,531
Total loans originated
  and purchased                          268,131           174,612          247,933          279,066           244,452
Loans sold or securitized
  and sold                               139,339            61,021          148,767          196,076           160,506
Loans serviced for others                647,653           563,021          666,732          617,984           438,077
Loans purchased or acquired               53,072            11,926            1,619           23,263            70,497

                                                                Years Ended September 30,
Significant Statistical
Data:

                                                1996               1995                1994               1993            1992 (a)
                                                ----               ----                ----               ----            --------
Combined yield on loan,
 investment and mortgage
 backed security portfolio                      7.94%              7.83%               7.07%              7.18%             8.46%
Total cost of funds                             4.54               4.49                3.70               3.93              5.34
Interest rate spread(d)                         3.40               3.34                3.37               3.25              3.12
Net interest margin(e)                          3.75               3.63                3.55               3.40              3.30

Return on average assets                        0.40               0.50                0.46               0.49              0.16
Return on average equity                        5.20               6.95                6.60               7.15              2.06
Average equity to average
  assets                                        7.64               7.26                6.94               6.89             s7.54

                                                                       Regulatory Capital of Subsidiary
                                                                             At September 30, 1996
(Dollars in thousands)
Vermont Federal Bank                                     ACTUAL                               REQUIRED                     EXCESS
---------------------------------------- -------------------------------------- ------------------------------------- --------------
Core                                          $56,152               6.5%             $25,819              3.0%            $30,333
Tangible                                       56,152               6.5               12,909              1.5              43,243
Risk-based                                     58,929              12.3               38,276              8.0              20,653

(a) All 1992 information includes results of acquisitions by FS during fiscal 1992. See Item 1, General, under the heading "Rockingham Bancorp and First Savings of New Hampshire."
(b) In-substance foreclosure loans were not reclassified to loans in accordance with SFAS No. 114 because of the lack of appropriate detail to make required reclassifications.
(c) The quarterly cash dividend paid to stockholders was increased from $0.01 per share to $0.02 per share in January 1993, increased to $0.03 per share in January 1994, increased to $0.07 per share in January
         1995, increased to $0.08 per share in July 1995, increased to $0.11 per share in November 1995, increased to $0.12 per share in January 1996, and increased to $0.14 per share in July 1996
(d) Difference between combined yield on loan, investment and mortgage backed securities portfolios, and total cost of funds.
(e)      Net interest income divided by average earning assets.


                                       16




               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

General
         Management's discussion and analysis should be read in conjunction with the consolidated financial statements, the notes thereto and other financial and statistical information contained in this Annual Report .

         During fiscal 1996, the Company operated as the nondiversified unitary savings and loan holding company of the Bank. The Company also owns VSC, a real estate development company, which together with its subsidiary company, VECC, is a joint venture partner in the ownership of development rights in a mobile home development known as "Williston Woods."

         The Company  conducted its fiscal 1996 business  primarily  through the
Bank,  which  provided  retail  banking  services to customers in its geographic regions. The Bank operated fifteen branch locations in Vermont, including six in
Chittenden  County,  which is the state's most populous county, and operated ten branch  locations  in New  Hampshire,  seven of which  are in the New  Hampshire
seacoast  region.  The  Bank  offered  a  variety  of  checking,   savings,  and
certificate of deposit  products to meet its customers'  deposit needs. The Bank used  such  deposits  to fund  loans  and other  investment  purchases.  It used borrowings  when  deposit  inflows  were  not  sufficient  to fund  these  asset acquisitions.  Primary lending activities were residential mortgage and consumer lending,  including  second mortgage and mobile home loans.  The Bank originated only a  limited  number  of  commercial  loans  because  of the lack of  quality commercial loan demand in the lending areas.

         On November 13, 1996, the Company entered into the Merger Agreement together with the Bank and VFSC. Pursuant to the merger described in the Merger
Agreement, the Company will merge with and into VFSC and the Bank will become a wholly-owned subsidiary of VFSC. Consummation of the Merger is conditioned, among other things, upon stockholder approval and regulatory approval. The
Merger is described in more detail in Eastern's Current Report on Form 8-K dated
November 21, 1996.

         All per share  information  has been  adjusted to reflect the Company's
June 19, 1996  three-for-two  stock split paid to stockholders of record on June
5, 1996.

         On October 1, 1995, the Company merged its two subsidiary banks,  First
Savings of New Hampshire and Vermont Federal Bank, FSB, to form one unified bank, Vermont Federal Bank, FSB. The New Hampshire branches retained the name of
First Savings of New Hampshire, operating as a division of Vermont Federal Bank,
FSB.

         Certain prior year financial disclosures contained herein refer to VFB and FS as the "Banks," which operated independently during fiscal 1995.
Disclosures that refer to operations during fiscal 1996 and subsequently refer to the Banks as one consolidated entity (the Bank).

Results of Operations

Comparison of years ended September 30, 1996 and 1995

         The Company's results of operations have varied significantly from year to year, for the reasons set below. Prior years' results should not be considered as predictors of results in

                                       17




subsequent years. Notwithstanding the foregoing, management does not expect that certain provisions of the Merger Agreement, which require the Company and the Bank to operate in the ordinary course of business consistent with past practice and to observe certain restrictions on capital expenditures, dividends, and other similar matters, to have a material adverse effect on the future results of operation.

General

         The Company had net income during fiscal 1996 of $3.3 million or $0.87 per share, compared with net income for fiscal 1995 of $4.2 million or $1.13 per share. The decrease in fiscal 1996 net income compared to fiscal 1995 net income resulted primarily from a non-recurring charge of $3.8 million (pre-tax) for the SAIF special assessment by the FDIC. This special assessment was mandated by legislation signed into law on September 30, 1996, to recapitalize the SAIF
Fund. Without giving effect to this one-time assessment, earnings for fiscal year 1996 would have been $5.7 million, or $1.50 per share. Return on assets would have been 0.69 percent and return on equity would have been 9.01 percent without the SAIF assessment. Significantly offsetting the decrease in net income due to this assessment was a $0.9 million decrease in the provision for the loan losses, a $0.8 million gain on sale of investment and mortgage backed securities, and a $1.7 million decrease in OREO expense.

Table 1


Year ended September 30,                 1996                          1995                           1994
                                         ----                          ----                           ----
                                      Interest   Rate                Interest   Rate                 Interest     Rate
                            Average   income/    earned/   Average   income/    earned/    Average   income/      earned/
                            balance   expense    paid      balance   expense    paid       balance   expense      paid
Assets
Loans (a)                    $463,230  $ 41,561      8.97%  $435,058  $ 38,549      8.86%  $414,064  $ 32,856      7.94%
Investments and mortgage-
 backed securities(b)         308,160    19,712      6.40    333,214    21,549      6.48    315,525    18,690      5.93
                              -------    ------              -------    ------              -------    ------
Total interest-earning assets 771,390    61,273      7.94    768,272    60,098      7.83    729,589    51,546      7.07
Other real estate owned         4,351                         10,313                         16,702
Non-interest-earning assets    56,464                         52,667                         52,659
                               ------                         ------                         ------
     Total Assets            $832,205                       $831,252                       $798,950
                             --------                       --------                       --------

Liabilities and
  Stockholders' Equity
Savings                      $116,429     3,064       2.63  $126,794     3,384      2.67   $139,413     3,736      2.68
Interest-bearing checking     142,049     3,527       2.48   130,003     3,485      2.68    131,013     2,919      2.23
Time deposits                 316,317    17,525       5.54   285,857    14,798      5.18    262,987    11,097      4.22
Borrowings                    137,292     8,224       5.99   175,523    10,551      6.01    158,397     7,861      4.96
                              -------     -----              -------    ------              -------     -----
Total interest-earning
liabilities                   712,087    32,340       4.54   718,177    32,218      4.49    691,180    25,613      3.70
                              -------    ------              -------    ------              -------    ------
Non-interest bearing
deposits                       51,031                         47,219                         44,895
Other non-interest bearing
liabilities                     5,514                          5,469                          6,825
                              -------                        -------                        -------
     Total liabilities        768,632                        770,865                        743,530
Stockholders' equity           63,573                         60,387                         55,420
                               ------                         ------                         ------
Total liabilities and
   stockholders' equity      $832,205                       $831,252                       $798,950
                             --------                       --------                       --------

Net interest income                     $28,933                        $27,880                        $25,933
                                        -------                        -------                        -------
Net interest spread (c)                               3.40                          3.34                           3.37
Net interest margin (d)                               3.75                          3.63                           3.55



                                       18



(a) Includes nonperforming loans and loan fees considered an adjustment of yield but does not include the undisbursed portion of loans in process.

(b) The rate earned on investment and mortgage backed securities reflects tax-exempt income on a fully taxable equivalent basis.

(c) Average yield on all interest-earning assets during the period less average cost of all interest-bearing liabilities.

(d) Net interest income divided by average interest-earning assets.

Net Interest Income

         Net interest income increased $1.0 million in fiscal 1996 to $28.9 million from $27.9 million in fiscal 1995. A $1.1 million increase in interest income on interest earning assets was partially offset by the $122,000 increase in interest expense on deposits and borrowings. Items affecting net interest income were interest rates, the ability of the Company's assets and liabilities to react to changes in interest rates, and the balance and mix of the Company's financial assets and liabilities. See Tables 1 through 4 for average balance, average rate, and repricing information.

         Interest income from loans increased $3.0 million during fiscal 1996. Higher interest rates, during the second half of fiscal 1996, resulted in a 11 basis point increase in the average yield on the loan portfolios for the entire year. The average yield increased from 8.86 percent in fiscal 1995 to 8.97 percent in fiscal 1996 as adjustable-rate mortgages repriced at higher rates. Fixed-rate mortgages, priced principally by reference to long-term interest rates, originated at interest rates between 6.5 and 9.5 percent during fiscal 1996. Adjustable rate mortgages, priced by reference to short term indices such as the U.S. Treasury constant one-year maturity indexes, increased their yields as they repriced to higher interest rates. This matched the overall increase in their respective indexes. The Company expects that if interest rates in fiscal 1997 remain unchanged from fiscal 1996 rates, loan yields attributable to adjustable-rate mortgages will remain relatively stable. If interest rates fall, loan refinancing activity should increase and loan yields should fall due to repayment of higher rate loans as well as repricing of variable rate loans. If interest rates rise, loan yields should increase due to repricing of variable rate loans.

         Investment interest income decreased $1.8 million to $19.7 million during fiscal 1996 from $21.5 million during fiscal 1995, due primarily to a decrease in average balances of $25.1 million and a decrease in the weighted average yield of 8 basis points. The Company does not invest a significant amount in derivative securities or similar type securities. At September 30, 1996, the Company's mortgage backed securities included $13.2 million of collateralized mortgage obligations (CMOs). The Company considers these bonds relatively low risk derivative securities because the Company expects them to react to changes in interest rates in a way that is not materially different from other fixed rate mortgage backed securities in the held-to-maturity portfolio. The Company expects that if interest rates remain unchanged, the yield on investment and mortgage backed securities should remain relatively stable. If interest rates decline, portfolio yields should fall due to increases in prepayment speeds and premium amortization. If interest rates increase, reinvestment of principal repayments should lead to higher portfolio yields.

Table 2

COMPONENTS OF INVESTMENT INCOME



(As a percentage of average investment                                  Fiscal years ended September 30,
and mortgage backed securities)
                                                                 1996                 1995                 1994
                                                                 ----                 ----                 ----
Interest income                                                 6.58%                6.67%                6.45%
         (Premium amortization), discount                      (0.18)               (0.19)               (0.52)
         accretion, net
Total investment income                                         6.40%                6.48%                5.93%

         Interest expense on deposits increased $2.4 million during fiscal 1996 compared to fiscal 1995. The weighted average rate on interest-bearing deposits increased 21 basis point to 4.20 percent correlating to the increase in market interest rates. At September 30, 1996, non-interest bearing deposits were 8.73 percent of total deposits, and interest-bearing NOW accounts were 12.51 percent of total deposits. These deposits provide the Company with a source of low-cost funds due their insensitivity to changes in interest rates.

Table 3

RATE/VOLUME ANALYSIS


         The following table reconciles changes in interest income and interest expense of the Company for the periods indicated due to changes in average balances, rates, or a combination of both. Loan fees not considered as an adjustment to yield have been excluded from the analysis.

                                                 Years ended September 30,
                                      1996 v. 1995 Increase (decrease)                  1995 v. 1994 Increase (decrease)
                                 --------- -- ---- -------- --------------------   --------- -- ---- -------- ----------

                                                           Average                                            Average
                                 Average       Average     rate and                   Average    Average      rate and
(Dollars in thousands)              rate       balance     balance      Total          rate      balance      balance      Total


Interest-earning assets:
     Loan portfolio                  $484      $2,497        $31       $3,012          $3,833      $1,666        $194      $5,693
     Investment and
       mortgage backed
       securities portfolios         (234)     (1,621)        18       (1,837)          1,715       1,048          96       2,859
---------------------------------------------------------------------------------------------------------------------------------

         Total                        250         876         49        1,175           5,548       2,714         290       8,552
---------------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
     Deposit accounts               1,100       1,284         65        2,449           3,096         630         189       3,915
     Borrowings                       (36)     (2,299)         8       (2,327)          1,660         850         180       2,690
---------------------------------------------------------------------------------------------------------------------------------

         Total                      1,064      (1,015)        73          122           4,756       1,480         369       6,605
---------------------------------------------------------------------------------------------------------------------------------

Net change in net
  interest income                   $(814)     $1,891       $(24)      $1,053            $792      $1,234        $(79)     $1,947

         Interest expense on borrowed funds decreased $2.3 million to $8.2 million during fiscal 1996 from $10.5 million during fiscal 1995. The decrease resulted primarily from a decrease in the average balances of borrowed funds from $175.5 million for fiscal 1995 to $137.3 million for fiscal 1996. The Bank used borrowed funds for loan originations and for investment and mortgage backed securities purchases. Interest expense on borrowed funds will change in direct correlation to interest rate changes due to the short duration of the borrowed funds portfolio.

         The Company's one-year GAP decreased from the previous year due to increases in certificates of deposit maturing within one year and a decrease in investment and mortgage backed securities and consumer loans maturing within one year. These changes offset an increase in mortgage loans and a decrease in borrowings maturing within one year. With a positive one-year GAP, the amount of income earned on assets fluctuates more than the cost of liabilities in response to changes in the prevailing rates of interest during the one-year period. Accordingly, in a rising interest rate environment, financial institutions with a positive one-year GAP will experience greater increase in the yield on assets than in the cost of funds. Conversely, the cost of funds of financial institutions with a positive one-year GAP will decrease less than the yield on assets in a falling interest rate enviornment.

Financial institutions with a negative one-year GAP face the opposite situation. While management has considerable experience in asset/liability management, future changes in the general direction of interest rates and the overall economy could negatively impact net interest margin. See Table 4 for further information regarding maturity and rate sensitivity.

Table 4

MATURITY AND RATE SENSITIVITY

         The following table sets forth the Company's maturity and repricing information for the periods indicated.




At September 30,1996
                                                  Percent of    Within      1 - 5      5 - 10     10 - 20      Over
(Dollars in thousands)                   Amount      Total      1 year      years      years       years     20 years
Interest-bearing Assets
Mortgage loans
         Short term and variable          $190,736     23.55%    $176,442   $ 14,294  $     ---- $     ----    $    ---
         rate
         Long term fixed rate               76,936       9.50      18,186     39,439      15,270      3,854         187
Consumer loans                             136,927      16.90      94,437     39,922          95       ----       2,473
Commercial loans                            90,486      11.17      71,880      9,784       3,833      1,296       3,693
Investment and mortgage backed
securities                                 314,984      38.88     105,709    105,016      70,970     33,166         123
                                           -------      -----     -------    -------      ------     ------         ---
            Total rate-sensitive          $810,069    100.00%    $466,654   $208,455    $ 90,168   $ 38,316     $ 6,476
                                           =======    =======     =======    =======    = ======     ======       =====
         assets
Interest-bearing Liabilities
         and Non-interest-
         bearing Deposits
Deposits
         NOW and other demand
         accounts                         $136,195      17.13%   $ 29,397   $ 64,926    $ 27,867   $ 12,263    $  1,742
         Money market accounts              67,148       8.44      21,038     35,854       8,689      1,567        ----
         Passbook accounts                 115,466      14.52      16,177     45,004      28,760     19,882       5,643
         Certificate accounts              322,477      40.56     248,353     74,124        ----       ----        ----
Borrowings
         FHLB and securities sold
         under
           agreement to repurchase         153,636      19.32     120,800     32,836        ----       ----        ----
         Capital Lease Obligation              273       0.03         144        129        ----       ----        ----
                                               ---       ----         ---        ---        ----       ----        ----
            Total rate-sensitive
         liabilities                      $795,195     100.00%   $435,909   $252,873    $ 65,316   $ 33,712    $  7,385
                                           =======     =======    =======    =======      ======     ======       =====
Interest sensitivity GAP                                         $ 30,745  $(44,418)    $ 24,852   $  4,604     $ (909)
Cumulative GAP                                                     30,745   (13,673)      11,179     15,783      14,874
         as a percentage of assets                                  3.54%    (1.57%)       1.29%      1.82%       1.71%
                                                                    -----    -------       -----      -----       -----
September 30, 1995
Cumulative GAP                                                   $ 46,121   $  9,187    $  8,131   $ 15,062    $  9,614
         as a percentage of assets                                  5.45%    (1.09)%       0.96%      1.78%       1.14%
                                                                    -----    -------       -----      -----       -----
September 30, 1994 (a)
Cumulative GAP                                                   $ 82,242  $(26,720)   $(21,972)   $ 10,394    $  4,588
         as a percentage of assets                                 10.04%    (3.26)%     (2.68)%      1.27%       0.56%
                                                                   ======    =======     =======      =====       =====

The maturity and repricing information is derived from the OTS Thrift Financial Report, Schedule CMR. Different prepayment rates are applied to loans and mortgage backed securities based on their interest rate to simulate cash flows. Annual prepayment rates range from 2.0 percent on the lowest coupon rates to
40.0 percent on the highest coupons. Attrition rates are applied to deposit accounts that can reprice immediately or are payable on demand. These accounts include savings accounts, NOW and DDA accounts, and money market accounts. Attrition rates are used to estimate the cash outflows on these accounts. Rates used were derived from estimation formulas provided by the OTS and approximate the Bank's internally estimated rates. (a) Data has not been restated to reflect the adoption of SFAS No. 114 due to lack of sufficient detail to make appropriate reclassifications.


Provision for Loan Losses
         During fiscal 1996, the Bank made provisions to the loan loss reserve of $895,000 compared to $1.8 million in fiscal 1995. The Bank establishes loan loss reserves based on a systematic and detailed analysis of all loans. Among several criteria considered in this analysis are the underlying market values of collateral, historic loan loss experience, local economic conditions, and the level of classified loans. The Bank analyzes its classified loans (including nonperforming loans) on a periodic basis and provides loan loss reserves in accordance with the level, quality, and collateral value of these loans. In addition, historic loan loss experience, adjusted for the expected impact of changing market values, is used to assist in determining total loan loss reserve requirements. At September 30, 1996, the Bank had classified loans (loans rated as "substandard," "doubtful," or "loss") totaling $14.9 million, compared to $18.0 million at September 30, 1995. Additionally, the Bank had $2.0 million of loans identified as "special mention," as compared with $2.9 million at September 30, 1995. Of the $14.9 million in classified loans at September 30, 1996, $7.9 million were nonperforming (non-accruing loans including loans 90 days or more past due) and the balance of $7.0 million were performing. Total nonperforming loans of $7.9 million at September 30, 1996, represented a decrease of $3.1 million from September 30, 1995. The decrease was primarily due to a decrease in nonperforming commercial loans which was partially offset by an increase in nonperforming consumer loans. Management believes that the increase in nonperforming consumer loans, primarily equity loans and equity credit lines
(ECLs), resulted from the continued economic weakness in the Bank's lending areas and the inability of some borrowers to maintain payments on adjustable-rate loans at higher interest rates. Continued real estate market and economic weakness could result in increases in nonperforming loans.

Table 5


NONPERFORMING ASSETS

         The following table sets forth information regarding nonperforming assets at the dates indicated.


At September 30,                                             1996(b)                  1995                   1994
                                                             -------                  ----                   ----
                                                                 Percent of             Percent of             Percent of
(Dollars in thousands)                                 Amount      Assets     Amount      Assets     Amount      Assets


Nonaccruing loans:
         Commercial                                    $3,693        0.43%   $ 6,872        0.81%   $ 2,509        0.31%
         Consumer                                       2,473        0.28      1,782        0.21      1,436        0.18
         Residential mortgage                           1.779        0.20      2,422        0.29      1,509        0.18
                                                        -----        ----      -----        ----      -----        ----
         Total nonaccruing loans                        7,945        0.91     11,076        1.31      5,454        0.67
In-substance foreclosures (a)                              --          --         --          --      3,610        0.44
Real estate owned, net                                  3,611        0.42      5,398        0.64      5,273        0.64
Other repossessed assets                                  448        0.05        310        0.03        232        0.03
                                                        -----        ----      -----        ----      -----        ----


                                                            24





         Total nonperforming assets                   $12,004       1.38%    $16,784       1.98%    $14,569       1.78%
                                                      =======       =====    =======       =====    =======       =====
Restructured troubled debt:
         Performing                                   $ 4,154       0.48%    $ 4,801       0.57%    $ 2,996       0.37%
         Nonperforming (included above)                    --          --        985        0.11      2,003        0.24
         Impaired performing                            1,819        0.21         --          --         --        ----
         Impaired nonperforming                           952        0.11         --          --         --        ----
                                                      -------       -----    -------       -----    -------        ----
         Total                                        $ 6,925       0.80%    $ 5,786       0.68%    $ 4,999       0.61%
                                                      =======       =====    =======       =====    =======       =====

Allowance for loan losses                             $ 2,858       0.33%    $ 3,622       0.43%    $ 3,718       0.45%
                                                      -------       -----    -------       -----    -------       -----
Allowance for loan losses to:
         Nonaccruing loans (a)                                     35.97%                 32.70%                 68.17%
         Total loans                                                0.58                   0.79                   0.87
                                                                    ====                   ====                   ====

(a)      ISF loans have been reclassified to the loan portfolio for fiscal 1996 and 1995 in accordance with SFAS
         No.   114. Data has not been restated to reflect the adoption of SFAS No. 114 for fiscal 1994 due to the
         lack of    appropriate detail to  make the required reclassifications.

(b)      Impaired loans included in nonperforming loans for fiscal 1996 were $3.5 million.

         The allowance for loan losses allocated to commercial and to residential mortgage loans decreased from September 30, 1995 to September 30, 1996, while nonaccruing commercial and residential mortgage loans decreased. The allowance for loan losses allocated to consumer loans decreased from September 30, 1995 to September 30, 1996, while nonaccruing consumer loans increased. The level and allocation of the allowance for loan losses is based upon a systematic migration analysis. After evaluation of past due loans, management believes the allowance allocated to such loans is adequate. For further information regarding nonperforming loans and the allowance for loan losses, see Table 5 and note 4 of the notes to consolidated financial statements.

         In accordance with generally accepted accounting principles (GAAP), when the Bank transfers a loan to other real estate owned (OREO), the loan transfers at the lower of cost or fair value less selling costs. The Bank determines fair value using current independent appraisals. Charges to the allowance for loan losses occur for reductions in market value below the Bank's book value. As part of its resolution efforts, the Bank charged $1.9 million to the allowance during fiscal 1996 and $2.1 million in fiscal 1995. At September 30, 1996, the Company's total loan loss reserves represented 36.0 percent of nonperforming loans, compared to 32.7 percent at September 30, 1995.

         In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was amended in October 1994 by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." Under SFAS No. 114, a loan is considered impaired when it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage and installment loans, are exempt from the provisions of SFAS No. 114. The statements, which were adopted by the Company on October 1, 1995, generally require all creditors to account for impaired loans, except those loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate. In addition, the statements modify the criteria for classification of a loan as an in-substance foreclosure such that classification is made only when the lender is in possession of the collateral. Adoption of SFAS Nos. 114 and 118 had no material impact on the Company's financial condition or results of operations.

         As of September 30, 1996, the Company believes its loan loss reserve is adequate to cover potential loan losses currently in its loan portfolio. Although the Bank has considerable experience in evaluating classified loans, because of the impact of such factors as the overall economic conditions and the fluctuation of interest rates on such loans, there can be no assurance that the provisions made to the Bank's loan loss reserve will prove adequate, and, to the extent that additional provisions to the Bank's loan loss reserve are required in the future, the Company's results of operations would be adversely affected. For further information, see notes 3 and 4 of the notes to the consolidated financial statements.

Non-interest Income

         Total non-interest income was $11.3 million or 1.35 percent of average assets, during fiscal 1996, compared to $10.0 million or 1.21 percent of average assets during fiscal 1995. The primary reasons for the $1.3 million increase in 1996 were a $808,000 increase in the gain on sale of investment and mortgage backed securities, and a $449,000 increase in customer service fees. See Table 6 for further information regarding non-interest income.

         The FASB issued a special report on SFAS No. 115 in November 1995 that allowed the Company a one-time reclassification from the held-to-maturity portfolio to the available-for-sale portfolio. The Bank reclassified $43.7 million of held-to-maturity securities and subsequently sold a majority of those securities for a net gain of $808,000.

         The Company included in its stockholders' equity at September 30, 1996 $6,000 in net unrealized gains from its portfolio of investment and mortgage backed securities available-for-sale, compared to $175,000 of net unrealized losses at September 30, 1995. The Company had a net unrealized loss from its portfolio of investment and mortgage backed securities held-to-maturity of $8.8 million at September 30, 1996, compared to an unrealized loss of $5.4 million at September 30, 1995. Substantially all of these investments are securities guaranteed by the U.S. Government or a related agency, and the increase in the unrealized loss results primarily from the increase in interest rates during the latter part of fiscal 1996. In order to satisfy the requirements of SFAS No. 115, management has the positive intent to hold these securities to maturity and believes the Company has the ability to do so. For further information, see notes 1 and 2 of the notes to consolidated financial statements.

Table 6

NON-INTEREST INCOME

                                                                           Years ended September 30,
(As a percentage of average assets)
                                                                 1996                 1995                 1994
                                                                 ----                 ----                 ----
Gain on sale of investment and mortgage
  backed securities, net                                        0.10%                ----%                0.05%
Gain on sale of loans and servicing, net                        0.22                 0.23                 0.10
Service fees on loans sold                                      0.14                 0.16                 0.13
Customer service fees                                           0.72                 0.67                 0.64
Miscellaneous                                                   0.17                 0.15                 0.08
                                                                ----                 ----                 ----
Total non-interest income                                       1.35%                1.21%                1.00%
                                                                =====                =====                =====

        Gains from the sale of loans and mortgage servicing rights were $1.9 million for both fiscal 1996 and fiscal 1995. Gains from sale of mortgage loans are dependent on volume, price, and management's asset/liability decisions. Loans sold or securitized and sold increased to $139.3 million in fiscal 1996 from $61.0 million in fiscal 1995. The Bank's ability to originate loans is highly dependent on the fluctuation of interest rates. The Company expects that if interest rates rise, the volume of refinancing activity should decrease. Conversely, if interest rates fall, originations should increase. The fiscal 1995 results include a gain on sale of PMSR of approximately $777,000 and $566,000 in increased gains on sales of mortgage loans due to the adoption of SFAS No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." See notes 1 and 3 of the notes to consolidated financial statements for further information regarding SFAS No. 122.

        Service fees on loans sold were $1.1 million, or .14 percent of average assets, for fiscal 1996 and $1.3 million, or .16 percent of average assets, for fiscal 1995. The Bank's portfolio of loans serviced for other investors increased to $647.7 million at September 30, 1996 from $563.0 million at September 30, 1995. The Banks sell loans without recourse primarily to the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal National Mortgage Association (FNMA). During fiscal 1996 and 1995, the Bank purchased the rights to service $54.1 million and $106.0 million, respectively, of residential first mortgage loans. Premiums paid to purchase PMSR totaled $594,000 and $971,000 in fiscal 1996 and fiscal 1995, respectively. The Bank intends to continue purchasing mortgage servicing rights and originating mortgage loans for sale with the servicing rights retained to increase the use of existing servicing capacity and increase loan service fee revenue.

        Customer service fees increased to $6.0 million, or .72 percent of average assets, in fiscal 1996 from $5.6 million, or .67 percent of average assets, in fiscal 1995. The Bank generates service fees primarily from checking and other transaction accounts. Because of the Bank's strategy of emphasizing checking accounts, the Bank believes this general level of fee income will continue in future periods. The 1996 increase resulted primarily from overdraft fees on totally free checking deposit accounts as fiscal 1996 results included, for the first time, a full year of such deposit product in the New Hampshire branches.

        Miscellaneous non-interest income increased to $1.4 million, or .17 percent of average assets, in fiscal 1996 from $1.2 million, or .15 percent of average assets, in fiscal 1995. The fiscal 1996 increase was primarily an increase in ATM card fees and foreign ATM fees.

Non-interest Expense

        Total non-interest expense increased $4.4 million during fiscal 1996 to $34.0 million or 4.08 percent of average assets. The 1996 increase resulted primarily from a $3.8 million non-recurring charge assessed by the FDIC to recapitalize SAIF. Partially offsetting these increases were decreases in OREO expenses, restructuring and merger related expenses, and professional fees. See Table 7 for further information regarding non-interest expense.

        In connection with the legislation that was signed into law on September 30, 1996 to recapitalize SAIF, the FDIC assessed the Bank a one-time charge of $3.8 million, that was paid on November 27, 1996. In addition, the FDIC is proposing to lower the insurance premium rates on SAIF assessments effective January 1, 1997 for all SAIF insured institutions. The proposal is based upon a risk-based matrix ranging from 0 to 27 basis points. The Financing Corporation
(FICO) assessments for SAIF members will be approximately $0.0644 for every $100 of domestic deposits annually from 1997 through 1999. After 1999 the rate for both SAIF insured and BIF insured institutions will equal $0.0243 for every $100 of domestic deposits annually.

        Costs associated with office occupancy increased $951,000 to $6.1 million, or .73 percent of average assets, for fiscal 1996. This increase was due primarily to an increase of approximately

$310,000 in equipment maintenance, an increase of approximately $330,000 in depreciation expense primarily related to the amortization of technology advancements, and an increase of approximately $270,000 in general office building expense. General office building expense increased due to branch expansions, higher than normal snow removal costs, building maintenance, and additional administrative office space.

Table 7

NON-INTEREST EXPENSE

         The following table sets forth non-interest expense as a percentage of average assets for the periods indicated.


                                                                   Years ended September 30,
(As a percentage of average assets)
                                                       1996                 1995                 1994
                                                       ----                 ----                 ----
Compensation and benefits                              1.46%                1.37%                1.36%
Office occupancy, net                                  0.73                 0.62                 0.61
Marketing                                              0.20                 0.18                 0.14
Professional fees                                      0.09                 0.14                 0.17
Restructuring and merger related                       0.05                 0.12                   --
Supplies                                               0.16                 0.11                 0.09
Telephone                                              0.10                 0.07                 0.07
Postage                                                0.11                 0.10                 0.09
Other                                                  0.34                 0.26                 0.26
                                                       ----                 ----                 ----
Total non-interest expense excluding
  FDIC insurance, OREO, and
  amortization of intangibles                          3.24%                2.97%                2.79%
                                                       -----                -----                -----
FDIC Premium                                           0.63%                0.17%                0.18%
Amortization of intangibles                            0.05                 0.04                 0.09
OREO                                                   0.16                 0.37                 0.34
                                                       ----                 ----                 ----
Total non-interest expense                             4.08%                3.55%                3.40%
                                                       =====                =====                =====

         Compensation and benefits increased $754,000 to $12.1 million, or 1.46 percent of average assets, for fiscal 1996. Employment service fees increased approximately $240,000 and overtime expense increase approximately $115,000 during fiscal 1996. These increases were due primarily to an increase in temporary help hired to assist in the merger of FS into VFB. In addition, commissions for loan origination personnel increased approximately $411,000 from fiscal 1995, due to increased originations during fiscal 1996. Payroll expense increased approximately $394,000 from fiscal 1995 levels and payroll tax expense increased approximately $110,000 from fiscal 1995 levels. Somewhat offsetting these increases was an increase in deferred origination costs of approximately $361,000, a decrease of approximately $118,000 in the Company's discretionary 401(K) plan contributions, and a decrease of approximately $134,000 in employee medical insurance. Total FTEs at September 30, 1996 were 412, of which 409 were at VFB and three and a half at Eastern. This compares to 370 FTEs at the end of fiscal 1995. During fiscal 1996, the Bank added approximately 20 FTEs at the branch level, approximately 12 FTEs for nontraditional supermarket branches, approximately 6 FTEs for loan originations in New Hampshire, and approximately 5 FTEs in information systems to support technology developments.

         Other non-interest expense increased $610,000 to $2.8 million, or .34 percent of average assets, for fiscal 1996. The fiscal 1996 increase was due primarily to an increase in miscellaneous operating losses of approximately $254,000. Management reserved approximately $180,000 for old, outstanding cash letter adjustments that may remain unresolved. Mileage expense increased approximately $58,000, due to increased travel between Vermont and New Hampshire. ATM expense increased approximately $42,000, due to increased volumes and the use of an outside vendor to service New Hampshire ATMs previously serviced by the New Hampshire branches. Bank service charges increased approximately $38,000. Bank service charges are assessed based on the level of available funds on deposit or through account maintenance fees. During fiscal 1996, the Bank, due to cash flow needs, was assessed through monetary charges as opposed to through increased compensating balances as in previous years. Community events increased approximately $31,000 due to an increase in branches holding customer appreciation days.

         Supplies expense increased to $1.3 million, or .16 percent of average assets, for the year ended September 30, 1996, a $459,000 increase from fiscal 1995. Costs associated with the FS-VFB Merger included a consolidation of products and services which created the need for new brochures, forms, pamphlets and general office supplies such as letterhead. Another consequence of the FS-VFB Merger, was the disposal of outdated supplies which represented a $57,000 increase from fiscal 1995 levels.

         Partially offsetting these increases were decreases in OREO expenses, restructuring and merger related expenses, and professional fees.

         OREO expense decreased $1.7 million to $1.4 million, or .16 percent of average assets, for the year ended fiscal 1996. Provisions for loss on OREO decreased from $1.3 million for fiscal 1995 to $389,000 for fiscal 1996. In addition, the Company experienced a decrease in carrying costs of OREO due to sales during fiscal 1996. Management continues to focus on the reduction and resolution of OREO.

         Restructuring and FS-VFB Merger related expenses were $401,000 for fiscal 1996 compared to $1.0 million for fiscal 1995. Fiscal 1996 results included charges from contractual obligations to employees due to the change of control of FS. Fiscal 1995 results includes $839,000 in restructuring costs associated with such merger as well as $190,000 of additional related expenses such as start-up expenses, technology updates, and miscellaneous expenses.

         Professional fees decreased $380,000 from fiscal 1995 results to $764,000, or .09 percent of average assets, for fiscal 1996. This is due primarily to a $212,000 decrease in consulting fees as fiscal 1995 results included expenses incurred for specific management projects.

Federal and State Taxes

         During fiscal 1996, the Company recognized income tax expense of $2.1 million on its income before income taxes of $5.4 million, resulting in an effective tax rate of 38.3 percent compared to income tax expense of $2.3 million on income before taxes of $6.5 million in fiscal 1995, an effective tax rate of 35.9 percent. Included in fiscal 1995 tax expense was a $293,000 tax credit that resulted from an IRS audit.

         At September 30, 1996, the Company had a net deferred income tax asset of approximately $1.3 million. Management believes the existing net deductible temporary differences that give rise to the net deferred income tax asset will reverse during periods in which the Company generates net taxable income and in which gross taxable temporary differences are expected to reverse. For fiscal
1996, the Company generated approximately $6.5 million in taxable income. Factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. For further information on income taxes, see notes 1 and 10 of the notes to consolidated financial statements.

Results of Operations

Comparison of years ended September 30, 1995 and 1994

General

         The Company had net income during fiscal 1995 of $4.2 million or $1.13 per share, compared with net income for fiscal 1994 of $3.7 million or $1.00 per share. The improvement in fiscal 1995 net income compared to fiscal 1994 net income came primarily from two sources. First, interest income increased $8.6 million, due primarily to higher average interest rate levels on interest-earning assets. Second, non-interest income increased $2.0 million as a result of additional gains on sale of loans and mortgage servicing rights and continued growth in customer service fees. These improvements more than offset a $6.6 million increase in interest expense due to rising interest rates; a $1.0 million increase in the provision for loan losses due to an increase in nonperforming loans; and a $2.3 million increase in non-interest expense due primarily to restructuring and other merger-related charges, compensation and benefits, marketing, and OREO expense.

Net Interest Income

         Net interest income for fiscal 1995 was $27.9 million compared to $25.9 million in 1994, an increase of $2.0 million. A $6.6 million increase in interest expense on deposits and borrowings partially offset the $8.6 million increase in income on interest-earning assets. Items affecting net interest income were interest rates, the ability of the Company's assets and liabilities to react to changes in interest rates, and the balance and mix of the Company's financial assets and liabilities. See Tables 1 through 4 for average balance, rate, and repricing information.

         Interest income from loans increased $5.7 million during fiscal 1995. Higher interest rates, during fiscal 1994 and early in fiscal 1995, resulted in a 92 basis point increase in the average yield on the loan portfolios. The average yield increased from 7.94 percent in fiscal 1994 to 8.86 percent in fiscal 1995 as ARMs repriced at higher rates. Fixed-rate mortgages, priced principally by reference to long-term interest rates, originated at interest rates between 7.0 and 10.0 percent during fiscal 1995. ARMs, priced by reference to short-term indices like the U.S. Treasury constant one-year maturity indexes, increased their yields as they repriced to higher interest rates. This matched the overall increase in their respective indexes.

         Investment interest income increased $2.9 million during fiscal 1995 compared to fiscal 1994, due primarily to an increase in average balances of $17.7 million and an increase in the weighted average yield of 55 basis points. At September 30, 1995, the Company's mortgage backed securities included $13.5 million of CMOs. The Company considers these bonds relatively low risk derivative securities because the Company expects them to react to changes in interest rates in a way that is not materially different from other fixed rate mortgage backed securities in the held-to-maturity portfolio. Also classified as held-to- maturity at September 30, 1995, were $12.0 million in FHLB "step-up" debentures. These structured bonds are notes with guaranteed annual interest rate increases and are payable in full at maturity. They are callable by the FHLB semi-annually after the first year.

         Interest expense on deposits increased $3.9 million during fiscal 1995 compared to fiscal 1994. The weighted average rate on interest-bearing deposits increased 66 basis point to 3.99 percent, correlating to the increase in market interest rates. At September 30, 1995, non-interest bearing deposits were 7.94 percent of total deposits, and interest-bearing NOW accounts were 12.58 percent of total deposits.

         Interest expense on borrowed funds increased $2.7 million during fiscal 1995 compared to fiscal 1994. The increase results from a rise in both the weighted average rate and the average balances of borrowed funds. The weighted average rate increased to 6.0 percent during fiscal 1995, from 5.0 percent during fiscal 1994.

Provision for Loan Losses

         During fiscal 1995, the Banks made provisions to the loan loss reserve of $1.8 million compared to $797,000 in fiscal 1994. At September 30, 1995, the Banks had classified loans (loans rated as "substandard," "doubtful," or "loss") totaling $18.0 million, compared to $14.8 million at September 30, 1994.
Additionally,  the  Banks  had $2.9  million  of loans  identified  as  "special mention," as compared with $4.7 million at September 30, 1994. Of the $18.0 million in classified loans at September 30, 1995, $11.1 million were nonperforming (non-accruing loans including loans 90 days or more past due) and the balance of $6.9 million were performing. Total nonperforming loans of $11.1 million at September 30, 1995, represented an increase of $5.6 million from September 30, 1994. Reclassification of in-substance foreclosure loans in fiscal 1995 results account for approximately $3.6 million of the increase. The remaining $2.0 million increase was due to the reclassification to nonperforming status of one previously restructured loan as well as increased delinquencies in the consumer and residential mortgage loan portfolios.

         The allowance for loan losses allocated to commercial loans decreased from September 30, 1994 to September 30, 1995, while nonaccruing commercial loans increased. The increase in nonaccruing commercial loans resulted from one previously restructured loan placed on nonaccrual. This loan had been classified as substandard in prior periods with an allocated allowance. Accordingly, classification of this loan as nonaccrual did not materially impact the allowance allocated to commercial loans.

         The allowance for loan losses allocated to residential mortgage loans decreased from September 30, 1994 to September 30, 1995, while nonaccruing residential mortgage loans increased. After evaluation of past due loans, management believes the allowance allocated to such loans is adequate.

         The allowance for loan losses allocated to consumer loans increased from September 30, 1994, to September 30, 1995. Such increase relates directly to the increase in consumer loan delinquencies, particularly mobile home loans. For further information regarding nonperforming loans and the allowance for loan losses, see Table 5 and note 4 of the notes to consolidated financial statements.

         The Banks charged $2.1 million to the allowance during both fiscal 1995 and 1994. At September 30, 1995, the Company's total loan loss reserves represented 32.7 percent of nonperforming loans, compared to 68.2 percent at September 30, 1994. For further information, see notes 3 and 4 of the notes to the consolidated financial statements.

Non-interest Income

         Total non-interest income was $10.0 million or 1.21 percent of average assets, during fiscal 1995, compared to $8.0 million or 1.00 percent of average assets during fiscal 1994. The primary reasons for the 1995 increase were a $1.1 million increase in the gain on sale of loans and mortgage servicing rights, a $577,000 increase in miscellaneous non-interest income, and a $497,000 increase in customer service fees.
See Table 6 for further information regarding non-interest income.

         Gain on sale of investments and mortgage backed securities for fiscal 1995 was $0 compared to $443,000 during fiscal 1994. The Company had no sales from its available-for-sale portfolio during fiscal 1995.

         The Company included in its stockholders' equity at September 30, 1995, $175,000 in net unrealized losses from its portfolio of investment and mortgage backed securities available-for-sale, compared to $220,000 of net unrealized losses at September 30, 1994. The Company had a net unrealized loss from its portfolio of investment and mortgage backed securities held-to-maturity of $5.4 million at September 30, 1995, compared to an unrealized loss of $19.2 million at September 30, 1994. For further information, see notes 1 and 2 of the notes to consolidated financial statements.

         Gains from the sale of loans and mortgage servicing rights were $1.9 million for fiscal 1995, compared to $783,000 for fiscal 1994. The fiscal 1995 results include a gain on sale of PMSR of approximately $777,000. In addition, the Company recorded $566,000 in increased gains on sales of mortgage loans due to the adoption of SFAS No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." See notes 1 and 3 of the notes to consolidated financial statements for further information regarding SFAS No. 122.

         Offsetting these increases was a $259,000 decrease in gains from the sale of mortgage loans originated for sale during fiscal 1995 compared to fiscal 1994. Gains from the sale of mortgage loans are dependent on volume, price, and management's asset/liability decisions. Loans sold or securitized and sold decreased to $61.0 million in fiscal 1995 from $148.8 million in fiscal 1994. The Banks' ability to originate loans is highly dependent on the fluctuation of interest rates.

         Service fees on loans sold were $1.3 million for fiscal 1995 and $1.1 million for fiscal 1994. The Banks' portfolio of loans serviced for other investors decreased from $666.7 million at September 30, 1994, to $563.0 million at September 30, 1995. During fiscal 1995 and 1994, VFB purchased the rights to service

$106.0 million and $61.0 million, respectively, of residential first mortgage loans. Premiums paid to purchase PMSR totaled $971,000 and $521,000 in fiscal 1995 and fiscal 1994, respectively.

         Customer service fees increased to $5.6 million in fiscal 1995 from $5.1 million in fiscal 1994. The Banks generate service fees primarily from checking and other transaction accounts.

         Miscellaneous non-interest income increased to $1.2 million in fiscal 1995 from $661,000 in fiscal 1994. Fiscal 1995 included a $155,000 non-recurring gain from an asset disposition and $92,000 of interest income from an IRS refund and the PMSR sale.

Non-interest Expense

         Total non-interest expense increased $2.3 million during fiscal 1995 to $29.5 million or 3.55 percent of average assets. The 1995 increase resulted primarily from $839,000 in restructuring charges and $190,000 in other FS-VFB Merger related expenses, a $497,000 increase in compensation and benefits expense, a $359,000 increase in marketing expense, and a $328,000 increase in OREO expense. See Table 7 for further information regarding non-interest expense.

         The Company provided for $839,000 in restructuring costs associated with the October 1, 1995, FS- VFB Merger, or .10 percent of average assets. In addition, the Company incurred other FS-VFB Merger related expenses of $190,000, or .02 percent of average assets, such as startup expenses, technology updates, and miscellaneous expenses. These expenses, as well as the restructuring charges, are non-recurring. For further information, see note 17 of the notes to consolidated financial statements.

         Total compensation and benefit expense increased $497,000 to $11.4 million or 1.37 percent of average assets compared to fiscal 1994's 1.36 percent. The increase of the $497,000 was due to annual merit increases and a small expansion in staff. Total FTEs at September 30, 1995 were 370, of which three were at the holding company, 280 were at VFB, and 87 were at FS. This represents an increase of ten from September 30, 1994.

         On October 1, 1994, the Company adopted a new accounting standard, SFAS No. 112, "Employers' Accounting for Post Employment Benefits," that requires accrual for post employment benefits during either the employees' service periods or at the time the Company incurs a liability. Post employment benefits include salary continuation, supplemental employment benefits, severance benefits, disability- related benefits, health care benefits, life insurance, and the like. The adoption of SFAS No. 112 did not have a material impact on the Company's results of operations and financial condition.

         Marketing expense increased $359,000 during fiscal 1995 to $1.5 million or .18 percent of average assets. The Banks primarily market their deposit products, concentrating heavily on a direct mail marketing program, to acquire checking accounts. The program has been very successful in attracting low-cost checking accounts and increasing customer service fees. Also contributing to the increase in marketing expense was the consolidation of the Banks' product lines in advance of the FS-VFB Merger.

         Other real estate operations expense increased $328,000 during fiscal 1995, to $3.1 million from $2.7 million in fiscal 1994. The 1995 amount represented .37 percent of average assets compared to .34 percent in fiscal 1994. Of the fiscal 1995 total, $1.3 million came from provisions for loss on foreclosed real estate, $1.5 million came from operating and selling costs of foreclosed real estate, and $502,000 came from the writedown of a specific asset in recognition of the Company's desire to target this property for early liquidation. Partially offsetting these charges was a $288,000 net gain on sale of OREO.

         Costs associated with office occupancy during fiscal 1995 was $5.1 million or .62 percent of average assets, compared to $4.9 million or .61 percent of average assets in fiscal 1994. Contributing to the $265,000 increase was the addition of a new computer maintenance contract, an increase in rented space, and an increase in general office building expense.

         FDIC's insurance premium expense was $1.4 million during fiscal 1995, a decrease of $26,000 from fiscal 1994. The decrease was due to a lower deposit base at the time of assessment.

         The amortization of excess cost over assets acquired (goodwill) during fiscal 1995 was $382,000, a decrease of $313,000 from fiscal 1994's $695,000.
Fiscal 1994's expense included a provision to write-down the carrying value of the PMSR due to the high prepayment speed of the PMSR mortgages during fiscal 1994.

         Professional fees decreased $184,000 during fiscal 1995 to $1.1 million or .14 percent of average assets, compared to .17 percent of average assets in fiscal 1994. Fiscal 1994 included additional consulting fees for problem credit resolutions, technology updates, and FDICIA implementation.

         Supplies expense for fiscal 1995 was $874,000, or .11 percent of average assets, compared to $687,000, or .09 percent of average assets, in fiscal 1994. Postage expense for fiscal 1995 was $829,000, or .10 percent of average assets, compared to $712,000, or .09 percent of average assets, in fiscal 1994.

Federal and State Taxes

         During fiscal 1995, the Company recognized income tax expense of $2.3 million on its income before income taxes of $6.5 million, resulting in an effective tax rate of 35.9 percent compared to income tax expense of $2.3 million on income before taxes of $6.0 million in fiscal 1994, an effective tax rate of 38.7 percent. Included in fiscal 1995 tax expense was a $293,000 tax credit that resulted from an IRS audit.

         At September 30, 1995, the Company had a net deferred income tax asset of approximately $776,000. For the year ending September 30, 1995, the Company generated approximately $5.4 million in taxable income. Factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. For further information on income taxes, see notes 1 and 10 of the notes to consolidated financial statements.

Financial Condition

Liquidity and Capital Resources

         The OTS requires the Bank to maintain an average daily balance of liquid assets (cash and certain short term investments) equal to 5 percent of deposits and short term borrowings. During fiscal 1996 the Bank was in compliance with this requirement. The Bank uses deposit inflows, loan and mortgage backed security repayments, and loan sales to provide funds for lending activities, its primary use of funds. When these sources of funds are not sufficient to maintain the Bank's loan commitments, or are not cost effective, the Bank will borrow funds from either the FHLB or from reverse repurchase agreements using mortgage backed securities and other qualified investments as collateral. The FHLB requires that borrowing banks have outstanding debt no greater than 30 percent of their total assets. As of September 30, 1996, VFB had $153.9 million of outstanding debt, or 17.72 percent of its assets.

         As a holding company, the Company's primary sources of liquidity are dividends from the Bank, and maturities and repayments of investment securities. The Company uses its liquidity to pay cash dividends to stockholders, fund operating expenses, pay taxes and fund the development needs of its subsidiaries. During fiscal 1996, the Company received $2.7 million in cash dividends from the Bank. The Company anticipates that the Bank will continue paying dividends to the Company during fiscal 1997.

         Effective August 1, 1990, the OTS adopted a regulation that establishes uniform treatment for all capital distributions by savings associations (including dividends, stock repurchases, and cash-out mergers). This regulation classifies a savings association as a tier 1, a tier 2, or a tier 3 institution, depending on its level of regulatory capital both before and after giving effect to a proposed capital distribution. A tier 1 institution (one that both before and after a proposed capital distribution has net capital equal to or in excess of its fully phased-in regulatory capital requirement) would be allowed, subject to any otherwise applicable statutory or regulatory requirements or agreements entered into with regulating authorities, to make capital distributions in any calendar year in an amount equal to 100 percent of its net income to date during the calendar year plus up to 50 percent of its surplus capital ratio (the excess of its ratio of net capital to total assets over the ratio of its fully phased-in capital requirement to total assets) as of the beginning of the calendar year, adjusted to reflect current earnings. No regulatory approval of the capital distribution is required. For purposes of this regulation, at September 30, 1996, the Bank was classified as a tier 1 institution.

         During fiscal 1996, the Company utilized its treasury stock to supply shares to the Company's Stock Option Plan. The Company generated $907,000 of additional capital by using its treasury shares for such plan during of fiscal 1996. The Company anticipates that dividends from the Bank should provide adequate liquidity to Eastern. See note 18 of the notes to consolidated financial statements for Eastern only financial information.

Investment and Mortgage Backed Securities

         Total investment and mortgage backed securities at September 30, 1996, were $315.0 million, a decrease of $22.0 million from the portfolio of $337.0 million at September 30, 1995. Included in the investment and mortgage backed securities portfolio are $13.2 million of CMOs. The underlying collateral of these CMOs consists of residential mortgages guaranteed by the FNMA. The Company considers these bonds relatively low risk derivative securities because it expects these bonds to react to changes in interest rates in a way that is not materially different from other fixed rate mortgage backed securities in the portfolio. During fiscal 1996, the Bank purchased $107.5 million in mortgage backed and investment securities compared to $31.3 million in fiscal 1995. During the first quarter of fiscal 1996, the Company took advantage of a provision in the FASB's special report on SFAS No. 115 which allowed entities to make a one-time reclassification of security classifications. The Bank reclassified $43.7 million from the held-to-maturity portfolio to the available-for-sale portfolio. Subsequently, the Bank sold a majority of these reclassified securities and utilized the proceeds, along with proceeds from loan and investment securities repayments and maturities, to invest in higher yielding loans and securities. The sources of funds for fiscal 1995 purchases were primarily loan and mortgage backed security repayments and maturities. Repayments increased during fiscal 1996 due to higher prepayment rates on both newly purchased mortgage backed securities and on previously held securities. Proceeds from repayments and maturities of investments and mortgage backed securities were $79.0 million during fiscal 1996 compared to $37.2 million during fiscal 1995.

         Interest rates began to rise in the second half of fiscal 1996 increasing the net unrealized loss in the investment and mortgage backed securities held-to-maturity portfolios to $8.8 million at September 30,

1996 compared to $5.4 million at September 30, 1995. An unrealized loss results from an interest rate environment that is higher than the rates being earned on the investment and mortgage backed securities portfolios. Substantially all of the Company's securities are guaranteed by the U.S. Government or a related agency. In order to satisfy the requirements of SFAS No. 115, management has the positive intent to hold these securities to maturity and believes the Bank has the ability to do so.

Loans

         The Company's net loans increased $34.8 million to $488.8 million at September 30, 1996, from $454.0 million at September 30, 1995 due primarily to increased originations and purchases. See Table 8 for further information regarding loans.

         Loan originations during fiscal 1996 were $215.1 million compared to $162.7 million during fiscal 1995. Falling interest rates in early fiscal 1996 increased the demand for new residential mortgage loan originations.

         The Bank originates fixed and ARM loans for sale. At September 30, 1996, the Bank had $10.5 million in mortgage loans held for sale that required no valuation reserve to adjust their carrying value to the lower of cost or market. At September 30, 1996, the Bank had $17.4 million in commitments to sell mortgage loans. During the year ended September 30, 1996, the Bank sold $126.8 million and securitized and sold $12.6 million in mortgage loans; all originated for sale.

         During fiscal 1996, the Bank's commercial lending was conducted on a limited basis. The returns realized historically had been impacted periodically by adverse economic conditions and did not justify the amount of regulatory capital required under the risk-based capital guidelines to support emphasis on such assets. The Bank's business plan concentrates on retail banking, emphasizing mortgage lending and the acquisition of demand deposits.

Table 8

LOAN ACTIVITY


                                                                           Years ended September 30,
(Dollars in thousands)
                                                                 1996                 1995                 1994
                                                                 ----                 ----                 ----
Originations:
         Residential mortgage                                $163,255             $ 95,195             $177,088
         Consumer                                              38,219               32,560               52,702
         Commercial real estate and non-real estate            13,585               34,931               16,524
                                                               ------               ------               ------
         Total originations                                  $215,059             $162,686             $246,314
                                                             ========             ========             ========
Loans purchased                                              $ 53,072             $ 11,926             $  1,619
Loans sold                                                    126,764               60,019              129,880
Loans securitized and sold                                     12,575                1,002               18,887
Loans transferred to in-substance
         and foreclosed real estate                             2,723                1,575                3,120
Loan repayments                                                91,117               78,189               93,210
                                                               ======               ======               ======

         At September 30, 1996, the Bank had loan commitments of $93.5 million. This included $16.0 million in residential mortgage loans, $17.7 million in commercial loans (primarily unadvanced funds on lines of credit) and $59.8 million in consumer loans (primarily unadvanced funds on equity lines of credit). While management believes it has been prudent in its lending decisions, uncertainties regarding future events, such as changes in interest rates, the real estate market, and the overall economy, could adversely affect the loan portfolios and future results of operations.

         Pursuant to the Merger Agreement, the Company may not make any loans or extensions of credit other than those which are on customary terms, conditions and standards and are within normal business practices until the effective date of the Merger.

Other Real Estate Owned

              Other real estate owned totaled $3.6 million at September 30, 1996, compared to $5.4 million at September 30, 1995. All of the fiscal 1996 and fiscal 1995 balances consisted of assets classified as nonperforming. During fiscal 1996, the Bank added $2.7 million into OREO, sold $4.1 million, and reduced the carrying value of certain properties by $389,000. During fiscal 1995, the Bank transferred $5.0 million into OREO, sold $4.8 million, and reduced the carrying value of specific properties by $1.3 million. The balance of OREO at September 30, 1995 was restated to reflect the Company's adoption of SFAS No. 114 that changed the criteria for classification of a loan as in-substance foreclosure. This required a reclassification of $2.7 million from OREO to the loan portfolio. Management continues to focus efforts on the reduction and resolution of OREO.

Table 9

OTHER REAL ESTATE OWNED


                                                                              At September 30,
(Dollars in thousands)                                             1996                              1995
                                                                   ----                              ----
                                                         Amount      Percent of Total      Amount      Percent of Total
By collateral:
   Residential real estate                              $1,463           36.41%           $1,531           24.61%
   Land zoned residential                                  189             4.70              676            10.87
   Commercial real estate                                  941            23.42              549             8.83
   Industrial parks                                         --               --            1,273            20.46
   Investment real estate                                   --               --              251             4.03
   Shopping centers                                      1,425            35.47            1,729            27.79
   Other                                                    --               --              212             3.41
                                                        ------          -------           ------          -------
   Total before valuation allowance                     $4,018          100.00%           $6,221           100.00%
Valuation allowance                                       (407)                             (823)
                                                         -----                             -----
   Total                                                $3,611                            $5,398
                                                        ======                            ======
By state:
   Vermont                                              $2,153            53.58%          $3,501            56.28%
   New Hampshire                                         1,865            46.42            2,720            43.72
                                                         -----            -----            -----            -----
   Total before valuation allowance                     $4,018           100.00%          $6,221           100.00%
                                                        ======           =======          ======           =======


Table 10

OTHER REAL ESTATE OWNED ACTIVITY

                                                     Years ended September 30,
(Dollars in thousands)
                                                     1996              1995
                                                     ----              ----
Balance at beginning of year                        $5,398             $6,545
Additions                                            2,723              4,960
Sales                                               (4,121)            (4,778)
Provision for loss                                    (389)            (1,329)
Balance at end of year                              $3,611             $5,398

Deposits

         Total deposits increased from $616.4 million at September 30, 1995, to $641.3 million at September 30, 1996. Deposit growth in fiscal 1996 is due primarily to the Bank offering attractive rates on time deposits, money market accounts, and NOW accounts. Partially offsetting these increases was a decrease in passbook accounts as the Bank experienced some disintermediation. The Bank continued to increase demand deposit accounts for the purposes of attracting low cost deposits and the related fee income. These types of accounts help establish long-term core deposit relationships with customers to whom the Bank can sell other retail bank products and services. At September 30, 1996, the Bank's NOW and non-interest bearing demand deposits were $136.2 million compared to $126.5 million at September 30, 1995.

         Pursuant to the Merger Agreement, the Company cannot offer an interest rate with respect to any deposit that departs from past practices until the effective date of the Merger.

Borrowings

         Total borrowings of the Company decreased from $161.9 million at September 30, 1995, to $153.9 million at September 30, 1996. Deposit growth and maturities and repayments from the loan and investment portfolios were sufficient to meet operating activities during fiscal 1996. Therefore, the Company was able to reduce its outstanding borrowings.

         Pursuant to the Merger Agreement, the Company may not incur any additional debt obligation except in the ordinary course of business consistent with past practices until the effective date of the Merger.

Accrued Expenses and Other Liabilities

         Accrued expenses and other liabilities increased $2.9 million to $9.8 million at September 30,1996 from $6.8 million at September 30, 1995. Fiscal 1996's balance included an accrual of $3.8 million for a non-recurring charge by the FDIC to recapitalize the SAIF. Somewhat offsetting this increase was a $307,000 accrual for severance related to the FS-VFB Merger in the fiscal 1995 balance. In addition, the fiscal 1996 accounts payable balance decreased approximately $339,000 from the fiscal 1995 accounts payable balance as the Bank lengthened its year end accounts payable cutoff procedures.

Stockholders' Equity

         At September 30, 1996, stockholders' equity was $63.6 million, compared to $61.0 million at September 30, 1995, an increase of $2.6 million. During fiscal 1996, the Company recorded earnings of $3.3 million and paid aggregate cash dividends to stockholders of $1.8 million. The Company used approximately 78,000 treasury shares for the exercise of employee and director stock options and the directors deferred compensation plans.

         As a federally-insured savings bank, the Bank is required to maintain a minimum level of regulatory capital in accordance with OTS regulations. Under FIRREA, enacted August 7, 1989, the Director of the OTS must require savings institutions to maintain (i) "core capital" in an amount of not less than 3.0 percent of total assets, (ii) "tangible capital" in an amount not less than 1.5 percent of total assets and (iii) a level of risk-based capital materially the same as is required to be maintained by national banks. In determining compliance with the capital standards established by FIRREA, a savings institution must deduct from capital its entire investment in, and loans to, any subsidiary engaged as principal in activities not permissible for a national bank, other than subsidiaries (i) engaged in such non-permissible activities solely as agent for their customers, (ii) engaged in mortgage banking activities, or (iii) that are themselves savings institutions, or companies the only investment of which is another savings institution, acquired prior to May 1, 1989.

         The OTS has issued rules implementing the capital standards established by FIRREA, requiring savings institutions to achieve and maintain the 3.0 percent core capital to total assets ratio, a 1.5 percent tangible capital to total assets ratio, and a minimum ratio of total capital to total risk-weighted assets of 8.0 percent. In addition, the OTS has promulgated regulations under FDICIA requiring savings institutions classified as adequately capitalized to have (i) a ratio of total capital to risk-weighted assets of 8.0 percent or greater, (ii) a ratio of core capital to risk-weighted assets of 4.0 percent or greater, and (iii) a ratio of core capital to adjusted total assets of either
(A) 4.0 percent or greater, or (B) 3.0 percent or greater if the savings institution is rated composite 1 under the OTS Capital Adequacy, Asset Quality, Management Administration, Earnings, and Liquidity-Asset/Liability Management (CAMEL) rating system in the most recent examination of the savings institution. The OTS may impose higher regulations for individual savings institutions.

         At September 30, 1996, the Bank had risk-based capital of $58.9 million or 12.3 percent of risk- weighted assets on a fully phased-in basis. At September 30, 1996, the Bank exceeded its current regulatory capital requirements. The Bank had a core capital leverage ratio (as defined in the proposal) of 6.5 percent at September 30, 1996.

         On May 23, 1996 Eastern's Board of Directors declared a three-for-two stock split in the form of a 50 percent stock dividend. The distribution was made on June 19, 1996 to holders of record of the Company's Common Stock as of the close of business on June 5, 1996. All per share information herein has been adjusted to reflect the three-for-two stock split.

Financial Statements and Supplementary Data

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
Eastern Bancorp, Inc. and Subsidiaries                                                              At September 30,
(Dollars in thousands, except share data)                                                        1996                1995


Assets
Cash and due from banks (note 1)                                                                 $27,766            $19,862
Short-term investments (note 1)                                                                   12,043             11,099
Investment and mortgage backed securities available-for-sale
     (amortized cost of $1 at September 30, 1996,
      and $4,443 at September 30, 1995, notes 2 and 8)                                                 9              4,177
Investment securities held-to-maturity
     (market value of $47,946 at September 30, 1996, and
      $42,294 at September 30, 1995, notes 2 and 8)                                               48,793             42,259
Mortgage backed securities held-to-maturity
     (market value of $236,869 at September 30, 1996, and
      $264,666 at September 30, 1995, notes 2, 8, and 9)                                         244,856            270,133
FHLB stock (notes 2 and 8)                                                                         9,283              9,283
Loans (net of  allowance  for loan losses of $2,858 at September  30, 1996,  and
      $3,622 at September 30, 1995,
     notes 3, 4, and 8)                                                                          478,306            445,780
Loans held for sale (note 3)                                                                      10,480              8,212
Accrued interest receivable:
     Investment and mortgage backed securities                                                     2,230              2,731
     Loans                                                                                         2,843              2,761
Other real estate owned, net (note 5)                                                              3,611              5,398
Investment in real estate                                                                            437                447
Premises and equipment, net (note 6)                                                              16,693             14,232
Excess of cost over net assets acquired                                                            3,528              3,908
Deferred income tax asset, net (note 10)                                                           1,346                776
Mortgage servicing rights (note 3)                                                                 3,061              1,675
Prepaid expense and other assets                                                                   3,393              3,352
         Total assets                                                                           $868,678           $846,085


Liabilities and Stockholders' Equity
Liabilities:
     Deposit accounts (including non-interest-bearing deposits of $55,986 at
     September 30, 1996, and $48,932 at September 30, 1995, note 7)                             $641,286           $616,350
     Advances from FHLB (note 8)                                                                 153,636            136,632
     Securities sold under agreement to repurchase (note 9)                                           --             24,855
     Capital lease obligation (note 6)                                                               273                395
     Accrued federal income taxes                                                                    102                 17
         Accrued expenses and other liabilities                                                    9,801              6,853
         Total liabilities                                                                       805,098            785,102


Commitments and contingencies (notes 3, 6, 12, 13, 15, and 16)                                        --                 --
Stockholders' equity (notes 10, 11, and 16):


     Preferred stock, $0.01 par value: 1,000,000 shares authorized;
       no shares issued and outstanding                                                               --                 --
     Common stock, $0.01 par value: 5,000,000 shares authorized;
       4,095,549 shares issued at September 30, 1996, and
       4,095,549 at September 30, 1995                                                                41                 41
     Additional paid-in capital                                                                   36,384             36,182
     Retained income (substantially restricted)                                                   30,138             28,629
     Unrealized gain (loss) on securities available-for-sale, net (note 2)                             6               (175)
     Treasury stock (at cost), 444,015 shares at September 30, 1996,
       and 522,325 shares at September 30, 1995                                                   (2,989)            (3,694)
         Total stockholders' equity                                                               63,580             60,983


         Total liabilities and stockholders' equity                                             $868,678           $846,085


See accompanying notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF OPERATIONS
Eastern Bancorp, Inc. and Subsidiaries
                                                                                                Years ended September 30,
(Dollars in thousands, except per share data)                                            1996            1995            1994

Interest Income
Residential mortgage loans                                                              $19,226         $16,117          $13,550
Other loans                                                                              22,335          22,432           19,306
Investment and mortgage backed securities available-for-sale                                576             234            1,200
Investment securities held-to-maturity                                                    4,219           3,300            2,496
Mortgage backed securities held-to-maturity                                              14,917          18,015           14,994


         Total interest income                                                           61,273          60,098           51,546
Interest Expense


Deposit accounts (note 7)                                                                24,116          21,667           17,752
Borrowings                                                                                8,224          10,551            7,861
         Total interest expense                                                          32,340          32,218           25,613


Net interest income                                                                      28,933          27,880           25,933
Provision for  loan losses (note 4)                                                         895           1,822              797
         Net interest income after provision for loan losses                             28,038          26,058           25,136


Non-interest Income
Gain on sale of investment and mortgage backed securities, net (note 2)                     808              --              443
Gain on sale of loans and mortgage servicing rights, net (note 3)                         1,851           1,867              783
Service fees on loans sold                                                                1,146           1,334            1,054
Customer service fees                                                                     6,027           5,578            5,081
Miscellaneous                                                                             1,441           1,238              661
         Total non-interest income                                                       11,273          10,017            8,022


       Income before non-interest expense and federal and state taxes                    39,311          36,075           33,158


Non-interest Expense
Compensation and benefits (note 12)                                                      12,122          11,368           10,871
Office occupancy, net (note 6)                                                            6,071           5,120            4,855
Marketing                                                                                 1,718           1,526            1,167
Federal deposit insurance premium                                                         5,207           1,446            1,472
Other real estate owned operations (note 5)                                               1,358           3,054            2,726
Professional fees                                                                           764           1,144            1,328
Amortization of intangibles                                                                 381             382              695
Restructuring and FS-VFB merger related (note 17)                                           401           1,029               --
Supplies                                                                                  1,333             874              687
Telephone                                                                                   869             582              560
Postage                                                                                     939             829              712
Other                                                                                     2,789           2,179            2,119
         Total non-interest expense                                                      33,952          29,533           27,192


     Income before federal and state taxes                                                5,359           6,542            5,966
     Federal and state tax expense (notes 1 and 10)                                       2,055           2,347            2,307
         Net Income                                                                      $3,304          $4,195           $3,659


Earnings per common and common equivalent shares
   outstanding                                                                       $    0.87        $    1.13        $   1.00
Cash dividends paid per common share                                                      0.49             0.24            0.10
Weighted average number of common and common equivalent
   shares outstanding                                                                 3,807,724       3,721,573        3,658,510


See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Eastern Bancorp, Inc. and Subsidiaries


                                                                                             Unrealized gain
                                                                                                (loss) on
                                                     Number            Additional              securities                 Total
                                                   of common   Common    paid-in    Retained   available-    Treasury  stockholders'
(Dollars in thousands)                               shares     stock    capital     income   for-sale, net   stock      equity
Balance at September 30, 1993                        3,492   $     41   $ 36,092    $ 21,991    $    997    $ (4,438)   $ 54,683


Net income                                              --         --         --       3,659          --          --       3,659
Cash dividends paid ($0.10 per share)                   --         --         --        (353)         --          --        (353)
Stock options exercised, net (note 16)                  24         --       (137)         --          --         244         107
Sale of treasury stock                                  25         --         91          --          --         233         324
Increase in unrealized (loss) on
   securities available-for-sale, net (note 2)          --         --         --          --      (1,217)         --      (1,217)
Balance at September 30, 1994                        3,541         41     36,046      25,297        (220)     (3,961)     57,203


Net income                                             --          --         --       4,195          --          --       4,195
Cash dividends paid ($0.24 per share)                  --          --         --        (863)         --          --        (863)
Stock options exercised, net (note 16)                  3          --         --          --          --          37          37
Sale of treasury stock                                 29          --        136          --          --         230         366
Decrease in unrealized (loss) on
   securities available-for-sale, net (note 2)         --          --         --          --          45          --          45
Balance at September 30, 1995                       3,573          41     36,182      28,629        (175)     (3,694)     60,983


Net income                                             --          --         --       3,304          --          --       3,304
Cash dividends paid ($0.49 per share)                  --          --         --      (1,795)         --          --      (1,795)
Stock options exercised, net (note 16)                 77          --        194          --          --         695         889
Sale of treasury stock                                  1          -           8          --          --          10          18
Decrease in unrealized (loss) on
   securities available-for-sale, net (note 2)         --          --         --          --         181          --         181
Balance at September 30, 1996                       3,651   $      41   $ 36,384    $ 30,138    $      6    $ (2,989)   $ 63,580


See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Eastern Bancorp, Inc. and Subsidiaries                                                         Years ended September 30,
(Dollars in thousands)                                                                    1996            1995          1994

Cash flows from operating activities:
  Net income                                                                             $3,304          $4,195        $3,659
  Adjustments to reconcile net income to net cash provided (used) by operating activities:
     Depreciation, amortization, and accretion                                            4,101           3,622         5,215
     Provision for loan losses                                                              895           1,822           797
     (Gain) on sale of investment  and mortage backed  securities                          (808)             --          (443)
     (Gain) on sale of loans and mortgage servicing rights                               (1,851)         (1,867)         (783)
     (Gain) on sale of real estate owned                                                   (521)           (288)         (156)
     Provision for loss on other real estate owned                                          389           1,329         1,282
     Loans originated for sale                                                         (133,569)        (64,073)     (132,191)
     Proceeds from sales of loans originated for sale                                   133,062          61,021       140,954
     (Increase) decrease in accrued interest receivable                                     419            (613)         (114)
     Decrease in income taxes receivable                                                     --              --           319
     Capitalization of mortgage  servicing  rights                                       (1,549)           (629)           --
     (Increase) decrease in prepaid expenses and other assets                               842            (480)          805
     (Increase) decrease in deferred income tax asset                                      (663)            372           (55)
     Increase (decrease) in accrued expenses and other liabilities                        2,948           1,704        (1,844)
     Increase (decrease) in accrued federal income taxes                                     85            (490)          507
        Total adjustments                                                                 3,780           1,430        14,293

        Net cash provided (used) by operating activities                                  7,084           5,625        17,952


Cash flows from investing activities:
     Net (increase) decrease in short-term investments                                     (944)          (4,390)      16,472
     Net (increase) in FHLB stock                                                            --             (360)      (1,409)
     Portfolio loans:
           Proceeds from sales                                                            6,277               --        7,813
           Purchases                                                                    (53,072)         (11,926)      (1,619)
           Originations net of repayments                                                 9,627          (20,423)     (20,913)
           Recoveries on loans previously charged off                                       231              136          313
     Investment and mortgage backed securities available-for-sale:
           Purchases                                                                     (4,995)            (231)        (196)
           Proceeds from sales                                                           51,909               --      146,120
           Proceeds from maturities and returns of principal                              1,980               --       11,211
     Investments held-to-maturity:
           Purchases                                                                    (61,207)         (18,712)     (27,216)
           Proceeds from sales                                                               --               --          165
           Proceeds from maturities and returns of principal                             42,751            8,900       11,855
     Mortgage backed securities held-to-maturity:
           Purchases                                                                    (41,340)         (12,350)    (244,377)
           Proceeds from sales                                                               --               --           --
           Proceeds from maturities and returns of principal                             34,260           28,339       39,171
     Purchases of premises and equipment, net of sales proceeds                          (4,790)          (2,902)      (1,287)
     Proceeds from sales of real estate, net                                              4,642            5,066        8,005
     Purchase of mortgage servicing rights                                                 (594)            (971)        (521)
     Proceeds from sale of servicing rights                                                  --            2,023           --
     (Increase) decrease in investment in real estate                                        10              702         (548)
     Net cash (used) by investing activities                                           $(15,255)        $(27,099)    $(56,961)


                                                                                                              continued


                                       44



continued                                                                          Years ended September 30,
(Dollars in thousands)                                                     1996              1995           1994


Cash flows from financing activities:
     Net increase in deposits                                              $24,936         $31,961          $12,435
     Advances from FHLB:
              Proceeds                                                      87,023         199,456          171,479
              Repayments                                                   (70,019)       (234,303)        (131,260)
     Securities sold under agreement to repurchase:
              Proceeds                                                      11,855          37,855            4,500
              Repayments                                                   (36,710)        (13,000)         (15,500)
     Reduction in capital lease obligation                                    (122)           (114)            (105)
     Net proceeds from exercise of stock options and/or
     sale of treasury stock                                                    907             403              431
     Dividends paid                                                         (1,795)           (863)            (353)
            Net cash provided by financing activities                       16,075          21,395           41,627


             Net increase (decrease) in cash                                 7,904             (79)           2,618
             Cash and cash equivalents at beginning of year                 19,862          19,941           17,323
             Cash and cash equivalents at end of year                      $27,766         $19,862          $19,941


Cash paid for:
     Interest                                                              $32,511         $31,984          $25,546
     Federal and state taxes                                                 2,200           2,249            1,910
Supplemental disclosure of non-cash activities:
     Change in unrealized gain (loss) on investment and
       mortgage backed securities available-for-sale, net                      181              45           (1,217)
     Investment and mortgage backed securities held-to-maturity transferred to investment and mortgage backed securities
        available-for-sale                                                  43,664              --               --
     Loans charged off                                                       1,890           2,054            2,114
     Loans securitized and sold                                             12,575           1,002           18,887
     Loans foreclosed or transferred to in-substance foreclosure             2,723           1,575            3,120


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Eastern Bancorp, Inc. and Subsidiaries
September 30, 1996, 1995, and 1994

 (1) Summary of Significant Accounting Policies

         The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry.

         In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets, and income and expense for the periods.
Actual results could differ materially from those estimates.

         Among the material estimates that are particularly susceptible of change are those that relate to the determination of the allowance for loan losses and valuation of other real estate owned. In connection with the determination of the allowance for loan losses and the carrying value of OREO, management obtains independent appraisals for significant properties.

         A substantial portion of the Company's loans are secured by real estate in depressed markets in Vermont and New Hampshire. In addition, a majority of OREO is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of all the OREO is susceptible of changing conditions in these markets.

         Certain fiscal 1995 and fiscal 1994 information has been reclassified to conform with the 1996 presentation. The following is a description of the significant accounting policies.

Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of Eastern Bancorp, Inc. and its wholly-owned subsidiary VFB. The Company also owns VSC, a real estate development company it purchased from VFB in December 1991. VFB's wholly-owned subsidiaries are Eastern Real Estate Corporation, Investment Alternative Financial Services Corporation, and Long Bay II (liquidated as of September 30, 1996). All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Due from Banks

         The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. The reserve calculation is 3.0 percent of the first $52.0 million of checking deposits and 10.0 percent of total checking deposits over $52.0 million. At September 30, 1996, the Bank was required to maintain a reserve balance of $10.3 million.

Short-Term Investments

         Short-term investments are carried at cost, which approximates market value, and consist of federal funds and certificates of deposit with original maturities of ninety days or less.

Investment and Mortgage Backed Securities

         Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to- maturity and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of selling are classified as trading and reported at fair value, with unrealized gains and losses included in earnings; and debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated income taxes. Originated mortgage loans converted to mortgage backed securities to be sold are classified as trading.

         Premiums and discounts on investment and mortgage backed securities are amortized or accreted into income by use of the level-yield method. If a decline in fair value below the amortized cost basis of an investment or mortgage backed security is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of the writedown is included as a charge against gain on sale of investment and mortgage backed securities. Gains and losses on the sale of investment and mortgage backed securities are recognized at the time of sale on a specific identification basis.

Loans

         In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," that was amended in October 1994 by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." Under SFAS No. 114, a loan is impaired when it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage and installment loans, are exempt from the provisions of SFAS No. 114. The statements, which were adopted by the Company on October 1, 1995, require changes in both the disclosure and impairment measurement of certain loans. In addition, criteria for classification of a loan as an in-substance foreclosure were modified in such a way that such classification need be made only when the lender is in possession of the collateral. At adoption, the Company reclassified $2.6 million of in-substance foreclosure loans from OREO to loans. Adoption of these statements had no material impact on the Company's financial position or results of operations. Fiscal 1996 and 1995 amounts reflect the reclassification of ISF loans to the loan portfolio. Fiscal 1994 amounts have not been reclassified due to the lack of appropriate detail to make the required reclassifications.

         Impaired loans are commercial, commercial real estate, and individually significant mortgage and consumer loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap; nonaccrual loans include impaired loans. The Company may choose to place a loan on nonaccrual status, while not classifying the loan as impaired, if (i) it is not probable that the Company will not collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value. The Company, as a practical expedient in the case of collateralized loans determines the amount of impairment as the difference between the fair value of the collateral and the recorded amount of the loan, which does not materially differ from that which would be recognized by the use of the present value of the expected cash flows related to the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Mortgage and consumer loans which are not individually significant are measured for impairment collectively. Loans that experience insignificant payment delays and insignificant shortfalls in payment amounts generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

         Restructured, accruing loans entered into prior to the adoption of these statements are not required to be reported as impaired unless such loans are not performing according to the restructured terms at adoption of SFAS No.
114. Loan restructurings entered into after adoption of SFAS No. 114 are reported as impaired loans, and impairment is measured as described above using the loan's pre-modification rate of interest.

         Interest income on loans is recognized on the accrual method. Loans on which the accrual of interest has been discontinued are designated nonaccrual loans. Accrual of interest income on loans is discontinued when loan payments are ninety days or more in arrears or when concern exists as to the collectibility of principal or interest. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period income. Loans are removed from nonaccrual when they become less than ninety days past due and when concern no longer exists as to the collectibility of principal or interest. Interest received on nonaccruing loans is either applied against principal or reported as income according to management's judgment as to the collectibility of principal. Income received on impaired loans is recognized in income similar to nonaccrual loans.

         Discounts and premiums on loans are accreted over the remaining estimated lives of the related loans using the level-yield method. Loan origination and commitment fees and certain incremental loan origination costs are deferred and are amortized over the contractual lives of the related loans, using the level-yield method.

Loan Sales and Servicing

         Additional funds for lending are provided by selling loans and participating interests in loans. Mortgage loans designated as held for sale are carried at the lower of cost or market value. Net unrealized losses, if any, are provided for in a valuation allowance by charges to operations.

         When loans are sold, gains and losses on sales of these loans are determined using the specific identification method.

         Gains and losses resulting from the sales of loans with servicing retained are adjusted to recognize the present value of the differences between the loan yield to the investor, reduced by normal servicing fees, and the interest rate on the loan over the estimated lives of the related loans. The resulting premium is amortized as a reduction of servicing fee income, using the level yield method over the estimated remaining lives of the loans.

         In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights , an Amendment of FASB Statement No. 65." The Company elected to adopt this standard effective October 1, 1994. Accordingly, the Company's financial statement reporting for fiscal 1994 was accounted for under the original FASB Statement No. 65. As a result of adopting SFAS No. 122, gain on sale of loans and mortgage servicing rights increased $566,000 for the year ended September 30, 1995.

         This statement requires the Company to recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. When the Company acquires mortgage servicing rights either through the purchase or origination of mortgage loans (originated mortgage loan servicing rights) and sells or securitizes those loans with servicing rights retained, it allocates the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. To determine the fair value of the servicing rights created, the Company uses the market prices under comparable servicing sales contracts, when available, or alternatively uses a valuation model that calculates the present value of future cash flows to determine the fair value of the servicing rights. In using this valuation method, the Company incorporates assumptions that market participants would use in estimating future net servicing income, which includes estimates of the cost of servicing loans, the discount rate, the float value, an inflation rate, ancillary income, prepayment speeds and default rates. When the Company purchases mortgage loan servicing rights separately, the initial purchase cost is recognized as an asset. Originated and purchased mortgage loan servicing rights are amortized as a reduction of service income in proportion to, and over the period of, estimated net servicing income by use of the level-yield method.

         On a quarterly basis, the carrying values of originated and purchased mortgage loan servicing rights are assessed for impairment based on the fair value of such rights. The fair value is estimated using market prices when available or, alternatively, using the valuation model referred to above with current assumptions. Any impairment is recognized as a charge to earnings through a valuation allowance. The risk characteristics of the underlying loans used to measure impairment of originated and purchased mortgage loan servicing rights include loan type, interest rate, loan origination date, term to maturity, and geographic location.

Allowance for Loan Losses

         The allowance for loan losses is maintained at a level that management considers adequate to provide for potential losses based upon an evaluation of inherent risk in the loan portfolio. Such evaluation includes a review of overall portfolio size, quality, and composition, and an assessment of existing economic conditions that may affect the borrower's ability to pay, specific problem loans, and trends in delinquencies and charge offs.

         While management uses available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. Additions to the allowance are charged to operations; realized losses, net of recoveries, are charged to the allowance. Loans are charged off in whole or in part when, in management's opinion, collectibility is not probable. Management believes that the allowance for loan losses is adequate. In addition, various regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Other Real Estate Owned

         OREO includes foreclosed properties of which the Bank has actually received title. Real estate formally acquired in settlement of loans are recorded at the lower of the carrying value of the loan or the fair value of the property actually received, less selling costs. Losses arising from the acquisition of real estate are charged against the allowance for loan losses. Operating expenses and any subsequent provisions to reduce the carrying value to fair value minus costs to sell are charged to current period earnings. Gains upon disposition are reflected in earnings as realized; realized losses are charged to the related allowance.

         An allowance for losses is maintained for OREO which management believes to be adequate to provide for potential losses. Additions to the allowance are charged to operations.

Investment in Real Estate

         Real estate investments are carried at the lower of cost or net realizable value. The acquisition, construction and holding costs incurred during the development period are capitalized. After each project is completed and the unit sales are consummated, revenue is recognized when a sufficient down payment is received from the buyer.

Premises and Equipment

         Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is accumulated over the estimated useful lives of the related assets using the straight-line method for buildings and the declining balance or straight-line method for other assets. Amortization of leasehold improvements is accumulated on a straight-line basis over the lesser of the term of the respective lease or the asset's useful life.

         It is general practice to charge the cost of maintenance and repairs to operations when incurred; major expenditures for improvements are capitalized and depreciated.

Excess of Cost Over Net Assets Acquired

         The excess of cost over net assets acquired is amortized to expense using the straight-line method over periods of fifteen and twenty-five years. On an ongoing basis, management reviews the valuation and amortization of its intangible assets. During this review, management estimates the value of the Company's intangible assets, taking into consideration any events and circumstances which might have diminished fair value.

Federal Income Taxes

         Income taxes are accounted for using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Per Share Data

         Earnings per share have been calculated based on the weighted average number of common and common equivalent shares outstanding for each of the periods presented. Employee Stock Ownership plan (ESOP) shares that are not committed to be released are not considered outstanding for purposes of calculating earnings per share.

Statements of Cash Flows

         For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in the process of collection, and amounts due from banks.

Recent Accounting Developments

SFAS No. 123, "Accounting for Stock-Based Compensation," is effective for years beginning on October 1, 1996. This statement establishes a fair-value-based method of accounting for stock-based compensation plans under which compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. However, the statement allows a company to continue to measure compensation cost for such plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," under

APB Opinion No. 25, no compensation cost is recorded if, at the grant date, the exercise price of options granted is equal to the fair market value of the Company's common stock. The Company has elected to continue to follow the accounting method under APB No. 25. SFAS No. 123 requires companies that elect to continue to follow the accounting in APB Opinion No. 25 to disclose in the notes to their financial statements pro forma net income and earnings per share as if the fair-value-based method of accounting had been applied.

In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with a pledge of collateral.

The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and will be applied prospectively. Earlier or retroactive application of this statement is not permitted. The Company has determined that the adoption of this statement will not have a material impact on its consolidated financial statements.

 (2) Investment and Mortgage Backed Securities

         A summary of investment and mortgage backed securities classified as available-for-sale and held-to- maturity at September 30, 1996 and 1995 follows:

Available-for-sale                                                                                         Quoted
(Dollars in thousands)                                      Amortized    Unrealized     Unrealized         market
At September 30, 1996                                         cost           gains         losses           value


Investment securities:
     Marketable equity securities                                $0             $3          $--               $3
       Total investment securities                               $0             $3          $--               $3


Mortgage backed securities, by issuer:
   Other                                                         $1             $5          $--               $6
       Total mortgage backed securities                          $1             $5          $--               $6


       Total available-for-sale                                  $1             $8          $--               $9


Held-to-maturity                                                                                           Quoted
(Dollars in thousands)                                      Amortized    Unrealized     Unrealized         market
At September 30, 1996                                         cost          gains         losses            value


Investment securities:
     United States Government and related obligations       $27,075             $3         $234          $26,844
     Municipal bonds                                            247              2            1              248
     Corporate debentures                                     1,002              1            1            1,002
     FHLB debentures                                         20,469             --          617           19,852
       Total investment securities held-to-maturity         $48,793             $6         $853          $47,946

Mortgage backed securities, by issuer:
 Fixed rate:
     FHLMC                                                  $26,679         $  148      $   581          $26,246
     FNMA                                                   165,116            109        7,433          157,792
     GNMA                                                        99              1            1               99
 Adjustable rate:
     FHLMC                                                    3,788             --          168            3,620
     FNMA                                                    11,415             --          299           11,116
     GNMA                                                    37,759            237           --           37,996

       Total mortgage backed securities held-to-maturity   $244,856           $495       $8,482         $236,869


Available-for-sale                                                                                         Quoted
(Dollars in thousands)                                      Amortized    Unrealized     Unrealized         market
At September 30, 1995                                         cost           gains         losses           value


Investment securities:
     Mutual fund                                             $4,440            $--                          $301           $4,139
     Marketable equity securities                                 2             29           --               31
       Total investment securities                           $4,442            $29         $301           $4,170


Mortgage backed securities, by issuer:
FNMA                                                         $    1           $  6          $--           $    7


       Total mortgage backed securities                      $    1           $  6          $--           $    7
       Total available-for-sale                              $4,443            $35         $301           $4,177



Held-to-maturity                                                                           Quoted
(Dollars in thousands)                                      Amortized    Unrealized     Unrealized         market
At September 30, 1995                                         cost           gains         losses           value

Investment securities:
     United States Government and related obligations       $20,997            $17          $26          $20,988
     Municipal bonds                                          1,251              1            5            1,247
     Corporate debentures                                     1,011              2            5            1,008
     FHLB debentures                                         19,000             66           15           19,051
       Total investment securities held-to-maturity         $42,259            $86          $51          $42,294


Mortgage backed securities, by issuer:
 Fixed rate:
     FHLMC                                                $  36,832        $   294      $   585        $  36,541
     FNMA                                                   195,644            275        5,510          190,409
     GNMA                                                       128              3           --              131
 Adjustable rate:
     FHLMC                                                   19,039            304          174           19,169
     FNMA                                                    12,348             --          371           11,977
     GNMA                                                     6,142            297           --            6,439


       Total mortgage backed securities held-to-maturity   $270,133         $1,173       $6,640         $264,666



         The Company had $51,909,000, $0, and $146,120,000 in proceeds from sales of investment and mortgage backed securities available-for sale in 1996, 1995 and 1994, respectively. Realized gains from sales of investment and mortgage backed securities available-for-sale during 1996 were $121,000 and $990,000, compared to realized gains of $0 and $0, respectively, in 1995, and realized gains of $265,000 and $1,037,000, respectively, in 1994. Realized losses from sales of investment and mortgage backed securities available-for-sale during 1996 were $241,000 and $62,000, respectively compared to realized losses of $0 and $0, respectively, in 1995, and $0 and $859,000, respectively, in 1994.

            The following table sets forth the contractual maturities of the Company's investment and mortgage backed securities held-to-maturity. Maturities of mortgage backed securities are presented based on the last contractual payment date which is not representative of anticipated cash receipts. Actual principal paydowns of mortgage backed securities will occur throughout the life of the securities. Expected maturities of certain securities may differ from contractual maturities because borrowers have the right to call or prepay.

Held-to-maturity
(Dollars in thousands)                                                      At September 30, 1996


                                                                           After 1        After 5
                                                           Within          through        through      After
Amortized Cost                                             1 year          5 years       10 years    10 years       Total


United States Government and related obligations           $5,075          $12,000       $10,0       $     --      $ 27,075
Mortgage backed securities                                     --            8,678        27,363      208,815       244,856
Municipal bonds                                               125               --            --          122           247
Corporate debentures                                          502              500            --           --         1,002
FHLB debentures                                               699            5,000         4,770       10,000        20,469
       Total                                               $6,401          $26,178       $42,133     $218,937      $293,649


Weighted average interest rate                              5.35%           6.49%          6.66%       6.79%         6.71%
Market Value


 United States Government and related obligations          $5,077         $ 11,916       $ 9,851     $     --      $ 26,844
 Mortgage backed securities                                    --            8,536        26,886      201,447       236,869
 Municipal bonds                                              125               --            --          123           248
 Corporate debentures                                         501              501            --           --         1,002
 FHLB debentures                                              699            4,903         4,600        9,650        19,852
       Total                                               $6,402          $25,856       $41,337     $211,220      $284,815



         At September 30, 1996, the Company had mortgage backed securities available-for-sale maturing on November 1, 2008, with an amortized cost of $500 and a market value of $6,000.

         At September 30, 1996, the Company owned $13.2 million of CMOs classified as mortgage backed securities held-to-maturity. The underlying collateral of these derivative securities consists of residential mortgages guaranteed by the FNMA.

         As a member of the FHLB, the Bank is required to invest in $100 par value stock of the FHLB in the amount of 1.0 percent of its outstanding loans secured by residential housing, or 1.0 percent of 30 percent of total assets, or
5.0 percent of their outstanding advances from the FHLB, whichever is highest. As and when such stock is redeemed, the Bank would receive from the FHLB an amount equal to the par value of the stock. As of September 30, 1996, the Bank was required to have an investment of at least $7,681,000.

         During the first quarter of fiscal 1996, the Company took advantage of a provision in the FASB's special report on SFAS no. 115 which allowed entities to make a one-time reclassification of security classifications. The Bank reclassified $43.7 million from the held-to-maturity portfolio to the available-for- sale portfolio. Subsequently, the Bank sold a majority of these reclassified securities.

(3) Loans

         The Company's lending activities are conducted principally in Vermont and southeastern and central New Hampshire. The Bank grants single family residential loans, condominium loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, for the construction of commercial real estate properties, and for land development. Substantially all loans granted by the Bank are secured by real estate collateral. The ability and willingness of residential mortgage and consumer loan borrowers to honor their repayment commitments is impacted by the health of the real estate market in the borrowers' geographic areas and the general economy. The Bank is prohibited by statute and OTS regulations from lending to any one borrower aggregate amounts in excess of 15.0 percent of the institution's unimpaired capital and unimpaired surplus for loans and extensions of credit that are not fully secured and an additional 10.0 percent of unimpaired capital and unimpaired surplus for loans and extensions of credit that are fully secured by readily marketable collateral. This lending limit may not apply to loans and extensions of credit that are less than $500,000 in the aggregate. The Company had no such lending relationships with borrowers at September 30, 1996.

           Loans  totaling   $7,945,000,   $11,076,000,   and  $5,454,000   were
nonaccruing at September 30, 1996, 1995 and 1994, respectively. However, fiscal 1994 does not include in-substance foreclosures. Total restructured loans were $6,925,000, $5,786,000, and $4,999,000 at September 30, 1996, 1995, and 1994,
respectively. The Bank has no additional funding commitments to these borrowers. The reduction in interest income for the years ended September 30 associated with nonaccrual and restructured loans held at the end of each year is as follows:

(Dollars in thousands)               1996                 1995            1994


Interest income in accordance
  with original terms                $904               $1,225            $575
Interest income recognized            132                  332             303


     Interest income not recognized  $772                 $893            $272

         At September 30, 1996, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $5,348,572 (of which $3,529,559 was on a nonaccrual basis). Included in total impaired loans are $3,336,575 of impaired loans with specific valuation allowances aggregating to $408,630. All impaired loan relationships in excess of $100,000 were measured using the difference between the fair value of collateral and the recorded amount of the loan. Impaired loan relationships less than $100,000 totaled $211,448. The average recorded investment in impaired loans during the twelve months ended September 30, 1996 was approximately $6,437,640. For the twelve months ended September 30, 1996, the Bank recognized interest income on impaired loans of $451,469.

         In the ordinary course of business, the Bank makes loans to its directors, officers, principal stockholders, and related interests of such individuals or entities ("affiliates") on substantially the same terms as those prevailing at the time of origination for comparable transactions with other borrowers and subject to certain other limitations as provided in OTS regulations. An analysis of loans to affiliates that exceed $60,000 in aggregate outstanding amount to any related parties during the years ended September 30, 1996 and 1995 is as follows:

(Dollars in thousands)                            1996                   1995


Balance at beginning of year                    $2,317                 $2,465
Additions                                          261                     71
Repayments                                        (454)                  (219)
Employment changes                              (1,245)                    --


         Balance at end of year                $   879                 $2,317




         Loans are summarized as follows:

                                                                                                   At September 30,
(Dollars in thousands)                                                                     1996                        1995


Residential mortgage loans:
     Conventional -- fixed rate                                                         $  60,218                 $  29,859
     Conventional -- variable rate                                                        186,049                   179,118
     Construction                                                                           9,939                     5,386
     Partially guaranteed by VA or insured by FHA                                             986                     1,467
     Mortgage loans held for sale                                                          10,480                     8,212
         Total residential mortgage loans                                                 267,672                   224,042


Consumer loans:
     Home equity                                                                           76,917                    79,878
     Mobile home                                                                           40,109                    44,690
     Auto and personal                                                                     15,866                    11,522
     Secured by deposit accounts                                                            2,018                     2,062
      Other                                                                                 2,017                     4,176
         Total consumer loans                                                             136,927                   142,328


Commercial loans:
     Commercial real estate                                                                83,171                    82,962
     Other secured                                                                          7,315                    10,174
         Total commercial loans                                                            90,486                    93,136


         Total loans receivable                                                           495,085                   459,506


Deductions:
         Deferred loan (fees) costs                                                          (151)                      245
         Unamortized premiums, net                                                           (488)                     (252)
         Undisbursed proceeds on loans in process                                           4,080                     1,899
         Allowance for loan losses (note 4)                                                 2,858                     3,622
         Total                                                                              6,299                     5,514


         Net loans receivable                                                            $488,786                  $453,992


         Mortgage and commercial loans serviced for other investors were approximately $647,653,000, $563,021,000, and $666,732,000 at September 30,
1996, 1995, and 1994, respectively. Loans serviced for others include approximately $95.0 million and $59.0 million at September 30, 1996 and 1995, respectively, the servicing rights to which were purchased by VFB during 1996 and 1995. During 1995, the rights to service $162.6 million of mortgage loans were sold without recourse to an unrelated party for a price of $2.0 million. This sale resulted in a gain of $777,000. The following table shows fiscal 1996 and fiscal 1995 activity for all loan servicing rights.

(Dollars in thousands)                               Purchased        Originated           Excess             Total


Balance at beginning of fiscal 1995                    $ 1,524            $   --            $ 463            $1,987
Purchases and capitalization                               971               566               63             1,600
Sales, net                                             (1,246)                --               --            (1,246)
Amortization                                            (457)               (62)             (147)             (666)
Balance at end of fiscal 1995                        $     792            $  504            $ 379            $1,675


Purchases and capitalization                               594             1,350              199             2,143
Sales, net                                                  --                --               --                --
Amortization                                             (269)             (309)             (179)             (757)
Balance at end of fiscal 1996                           $1,117            $1,545             $399             $3,061



(4) Allowance for Loan Losses

         The following summarizes transactions in the allowance for loan losses:

                                                                       Years ended September 30,
(Dollars in thousands)                                             1996            1995          1994
Balance at beginning of year                                     $3,622           $3,718            $4,722


Provision for loan losses                                           895            1,822               797
Recoveries on loans previously charged off                          231              136               313
Loans charged off                                                (1,890)          (2,054)           (2,114)
----------------------------------------------------------------------------------------------------------
       Balance at end of year                                    $2,858           $3,622            $3,718
Allocation of ending balance:


     Commercial                                                  $1,352           $1,817            $2,460
     Residential mortgage                                           428              519               648
     Consumer                                                     1,078            1,286               610
----------------------------------------------------------------------------------------------------------
       Total                                                     $2,858           $3,622            $3,718
Allocation of charge offs:


     Commercial                                                  $1,246           $1,014            $1,221
     Residential mortgage                                           168              482               356
     Consumer                                                       476              558               537
       Total                                                     $1,890           $2,054            $2,114



(5) Other Real Estate Owned

         The components of OREO are as follows:

                                                                                     At September 30,
(Dollars in thousands)                                                            1996                1995
Residential real estate                                                         $1,463              $1,531
Land zoned residential                                                             189                 676
Commercial real estate                                                             941                 549
Industrial parks                                                                    --               1,273
Investment real estate                                                              --                 251
Shopping centers                                                                 1,425               1,729

                                       57




Other                                                                               --                 212
Less valuation allowance                                                          (407)               (823)
     Total                                                                      $3,611              $5,398



     Real estate foreclosed but subject to a redemption waiting period was $337,946 and $145,000 on September 30, 1996 and1995, respectively.

     Changes in the allowance for other real estate owned are as follows:

                                                                                Years ended September 30,
(Dollars in thousands)                                                 1996                1995                1994
Balance at beginning of year                                         $  823              $  226             $   116
Provision charged to expense                                            389               1,329               1,282
Charge offs                                                            (805)               (732)             (1,172)
     Balance at end of year                                          $  407              $  823             $   226


     The components of other real estate owned operations expense are as follows:

                                                                                Years ended September 30,
(Dollars in thousands)                                                 1996                1995                1994
Net (gain) on sales of real estate owned                            $  (521)            $  (288)            $  (156)
Provision for loss                                                      389               1,329               1,282
Investment in real estate expense                                        69                  44                  45
Provision for loss on investement in real estate                         --                 502                  --
Other operating expense, net of income                                1,421               1,467               1,555
     Total                                                           $1,358              $3,054              $2,726



 (6) Premises and Equipment

         A summary of premises and equipment follows:

                                                                                      At September 30,
(Dollars in thousands)                                                                 1996                   1995
Land                                                                                  $2,041                 $2,025
Office buildings and improvements                                                      8,251                  7,299
Furniture, fixtures, and equipment                                                    14,165                 10,410
Computer equipment                                                                     2,760                  3,127
Leasehold improvements                                                                 1,860                  1,673
     Total                                                                            29,077                 24,534


Less accumulated depreciation and amortization                                        12,384                 10,302


     Total premises and equipment                                                    $16,693                $14,232



         The Bank occupies leased quarters at various locations. These leases expire on various dates through 2003 with options to renew. In September 1991, the Bank leased $807,000 of certain data processing equipment under a capital lease. The commitments for minimum annual lease payments for operating and capital leases are as follows:

                                    Years ending September 30,
                                                                                                             Imputed    Net Present
(Dollars in thousands)     1997        1998        1999        2000         2001   Thereafter     Total      Interest    Value
Operating                  $901        $868        $800        $734         $155       $331       $3,789
Capital                     147         148          --          --           --         --          295         $22      $273
--------------------------------------------------------------------------------------------------------------------------------
   Total                 $1,048      $1,016        $800        $734         $155       $331       $4,084


         Rental expense was approximately $936,000, $835,000, and $767,000 for the years ended September 30, 1996, 1995, and 1994, respectively.

 (7) Deposit Accounts

               Deposit accounts are summarized as follows:
                                                                                   At September 30,

                                                         1996                          1995                       1994
                                                            Weighted                    Weighted                     Weighted
                                                            average                      average                      average
(Dollars in thousands)                          Amount    interest rate     Amount     interest rate     Amount    interest rate
Non-interest-bearing:
          Commercial demand deposits            $18,878        --%        $17,569        -- %           $15,908          -- %
          Retail demand deposits                 37,108        --          31,363        --              29,845          --
NOW accounts                                     80,209      1.15          77,518      1.43              74,980          1.51
Passbook accounts                               115,466      2.66         119,383      2.65             140,668          2.62
Money market deposit accounts                    67,148      3.53          59,862      4.54              56,745          3.86
Certificate accounts:
     Less than $100,000                         294,631      5.35         284,515      5.73             244,895          4.44
     $100,000 or greater                         27,846      5.50          26,139      5.84              21,347          4.72


                                                641,286      3.69%        616,349      4.03%            584,388          3.23%
Unamortized premium                                  --                         1                             1
          Total                                $641,286                  $616,350                      $584,389


Maturity of certificate accounts:
     Within one year                           $248,353                  $228,397                      $180,716
     From one to within two years                35,948                    37,931                        48,424
     From two to within three years              20,349                    15,914                        10,003
     Balance thereafter                          17,827                    28,412                        27,099
          Total                                $322,477                  $310,654                      $266,242





         During fiscal 1996 the Bank offered a range of rates from 1.02 percent to 2.83 percent on now accounts, from 2.41 percent to 3.05 percent on passbook acoounts, from 2.46 percent to 5.35 percent on money market accounts, and from
3.20 percent to 6.63 percent on certificate accounts

         A summary of interest expense on deposits follows:

                                                                                   Years ended September 30,

(Dollars in thousands)                                                 1996                  1995                  1994

Certificate accounts                                                $17,525               $14,798               $11,097
NOW accounts                                                            919                 1,083                 1,094
Money market deposit accounts                                         2,608                 2,402                 1,825
Passbook accounts                                                     3,064                 3,384                 3,736
          Total                                                     $24,116               $21,667               $17,752

 (8) Advances from FHLB

         Advances from FHLB consisted of the following:

                                                                        At September 30,
(Dollars in thousands)                               1996                                          1995
 Due in fiscal years                                      Weighted average                               Weighted average
 ended September 30,                 Amount                 interest rate              Amount              interest rate

          1996                       $     --                   --%                    $  96,277               6.04%
          1997                        120,800                  5.71                       21,000               6.20
          1998                          6,700                  5.70                        4,000               5.57
          1999                         18,500                  5.48                        9,500               5.26
          2001                          5,000                  5.88                        5,000               5.88
       Thereafter                       2,636                  4.84                          855               7.68
                Total                $153,636                  5.67%                    $136,632               6.00%



         FHLB stock, mortgage loans on residential properties, and other eligible investments not sold under agreement to repurchase are pledged as collateral to secure such advances. The total unused line of credit with FHLB at September 30, 1996, was $8,257,000. Three advances totaling $2,636,000 have scheduled monthly repayments with maturity dates after September 2007.

(9) Securities Sold Under Agreement to Repurchase

         The collateral for securities sold under agreement to repurchase consisted of mortgage backed securities with a book value of approximately $30,386,000 and a market value of approximately $29,984,000 at September 30, 1995. The Company had no outstanding repurchase agreements at September 30, 1996 or 1994.

(Dollars in thousands)                                                   At September 30, 1995


                                                       Matured              Interest
                                                         in                  Amount                 rate


Securities sold under agreement
to repurchase matured in
                                                       10/95                $ 7,000                 5.85%
                                                       11/95                  7,000                 5.85
                                                       12/95                  6,000                 5.84
                                                        5/96                  4,855                 6.08


                                                         Total              $24,855                 5.89%


         The mortgage backed securities underlying the agreements were delivered to one primary dealer who arranged the transactions. The dealer may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of operations and have resold to the Company substantially identical securities at the maturities of the agreements.

         Securities sold under agreement to repurchase averaged $5,606,000, $19,977,000, and $2,516,000 during 1996, 1995, and 1994, respectively. Maximum amounts outstanding at any month
end during 1996, 1995, and 1994 were $17,855,000,  $32,855,000, and $10,500,000, respectively. The average costs of repurchase agreements was 6.43 percent, 6.13 percent, and 3.50 percent during fiscal 1996, 1995, and 1994, respectively.

 (10) Federal and State Taxes

         The components of income tax expense for the years ended September 30 were as follows:

(Dollars in thousands)                      1996            1995           1994


Federal and state tax expense:
     Current                              $2,718          $1,975         $2,362
     Deferred                               (645)            368             (3)
     Change in valuation reserve             (18)              4            (52)


         Total                            $2,055          $2,347         $2,307



         The tax effects of temporary differences (the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases) that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

                                                          At   September 30,
(Dollars in thousands)                                   1996         1995


Deferred tax asset:
     Allowance for loan losses                             $956         $1,436
     Deposit insurance assessment                         1,330             --
     Deferred loan fees                                      --            136
     Purchase accounting adjustments                         85            107
     Deferred compensation                                  254            192
     Pension                                                183            180
     Early retirement contribution                           26             35
     Purchased mortgage servicing rights                     66             25
     Unrealized loss on investment securities
        available-for-sale                                   --             90
     Other                                                  239            225


          Total                                           3,139          2,426
Valuation reserve                                            --            (18)
Gross deferred tax asset                                 $3,139         $2,408


Deferred tax liability:
     Pension                                               $167           $134
     Depreciation                                           491            677
     Originated mortgage servicing rights                   544            164
     Purchase accounting adjustments                        168            233
     Excess servicing rights                                 20             34
     Deferred loan origination expense                      401            330
     Unrealized gain on investment securities
        available-for-sale                                    2             --
     Other                                                   --             60
Gross deferred tax liability                              1,793          1,632


Deferred income tax asset, net                           $1,346          $ 776



         On August 20, 1996, President Clinton signed into law the Small Business Job Protection Act of 1996 which included the repeal of the special thrift bad debt provisions. Although the percentage of taxable income method bad debt deduction will no longer be available to the Bank, the tax requirement to invest in certain qualifying types of investments and loans has been eliminated, thus providing greater freedom to the Bank in structuring its balance sheet to maximize return.

         The Company has not provided deferred income taxes for the Bank's tax return reserve for bad debts that arose in tax years beginning before September 30, 1988 because it is not expected that this difference will reverse in the foreseeable future. The cumulative net amount of temporary differences related to the reserve for bad debts for which deferred taxes have not been provided was approximately $10.3 million at September 30, 1996. If the Company does not meet the remaining income tax requirements of Internal Revenue Code section 593, as amended by the Small Business Job Protection Act of 1996, the Bank could incur a tax liability for the previously deducted tax return loan losses in the year in which such requirements are not met. This potential liability for which no deferred income taxes have been provided was approximately $3.6 million as of September 30, 1996.

         Realization of the net deferred tax asset is supported by the Company's tax history. Management believes that the existing net deductible temporary differences that give rise to the net deferred income tax asset will reverse during periods in which the Company generates net taxable income. For the year ending September 30, 1996 the Company generated taxable income of approximately $6.5 million. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

         The Company's effective tax rates differ from the statutory federal income tax rate for the following principal reasons:

                                                                                     Years ended
                                                                                    September 30,
                                                                      1996              1995              1994

Statutory federal income tax rate                                     34.0%             34.0%            34.0%

Items affecting federal income tax rate:
     State tax expense                                                 4.2               4.2              3.7
     Internal Revenue Service settlement                                --              (4.5)              --
     Amortization of excess of cost over net assets acquired           2.0               1.6              1.8
     Low income housing tax credit                                    (1.7)              --                --
     Change in valuation reserve                                      (0.3)              0.1             (0.9)

     Other, net                                                        0.1               0.5              0.1


Effective federal  income tax rate                                    38.3%             35.9%            38.7%


 (11) Stockholders' Equity

         In connection with the Bank's conversion to a federal stock savings bank and FS's conversion to a stock savings association, a liquidation account was established for the benefit of eligible deposit account holders in the event of a complete liquidation. At September 30, 1996, the amount of the combined liquidation account was approximately $1.2 million (unaudited).

         On May 23, 1996, Eastern's Board of Directors declared a three-for-two stock split in the form of a 50 percent stock dividend. The distribution was made on June 19, 1996 to holders of record of the Company's Common Stock as of the close of business on June 5, 1996. All earnings per share, dividends, and share information has been adjusted to reflect this stock split.

         The OTS prohibits the Bank from paying dividends if the effect thereof would cause decline in regulatory capital to a level below required minimums, reduction of net worth below the amount required for the liquidation account, or violation of other regulatory requirements. The Bank was in compliance with all regulatory capital requirements at September 30, 1996.

         The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

         As of September 30, 1996, the most recent notification from the OTS categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would cause a change in the Bank's categorization.

         The Bank's actual capital amounts and ratios are presented in the following table.

                                                                                                    To Be Well
                                                                                                 Capitalized Under
                                                                      For Capital                Prompt Corrective
                                          Actual                       Adequacy                  Action Provisions
------------------------------------------------------------------------------------------------------------------------------


                                      Amount      Ratio          Amount             Ratio          Amount       Ratio
------------------------------------------------------------------------------------------------------------------------------

As of September 30, 1996:
Total Capital
   (to risk weighted assets)            $59,952   12.5%              $38,276  >=   8.0%          $47,845   >=    10.0%
Tier I capital
   (to risk weighted assets)             56,152   11.7                19,134  >=   4.0            28,707   >=     6.0
Tier I capital
   (to average assets)                   56,152    6.8                33,221  >=   4.0            23,922   >=     5.0






                                       65




 (12) Employee Benefit Plans

         The  Company  has a defined  contribution  plan and an  employee  stock
ownership   plan,  the  Eastern   Bancorp,   Inc.  401(k)  and  ESOP  Plan,  for
substantially all of the Bank's employees. Company contributions to the plan are discretionary  and are  based on  annual  profitability.  Participants  may make voluntary  contributions  within  limits  prescribed by the plan's 401(k) and by regulations  under Section  401(k) of the Internal  Revenue Code and the Company
will match half of the first six  percent of  compensation  contributed.  During fiscal 1996,  the Company  made  $231,000  and  $147,000 in  discretionary  plan contributions  to the 401(k) and ESOP,  respectively,  compared to $311,000  and
$185,000 in fiscal 1995 and $279,000  and  $166,000 in fiscal 1994.  The Company also  made  matching  contributions  to the  participant's  401(k)  accounts  of approximately  $167,000,  $107,000, and $108,000 during fiscal years 1996, 1995, and 1994,  respectively.  Contributions to the ESOP are used to purchase Company shares that are then  allocated  to eligible  employees.  Dividends on allocated shares  are used to  purchase  additional  shares  that are  then  allocated  to eligible  participants.  At  September  30,  1996,  the shares  held by the ESOP amounted to 89,286, all of which were allocated to ESOP participants.

         In 1986, VFB established a supplemental  deferred compensation plan for directors and certain former  officers of VFB. Under the plan, a participant or, in the  event of his or her  death,  his or her  designated  beneficiary,  would receive  fixed annual  payments for fifteen years  following  the  participant's retirement or death, as the case might be. The plan was established  pursuant to
a  recommendation   by  a  life  insurance  company  and  insurance  agents  who represented  to VFB  that  the  purchase  of  life  insurance  on the  lives  of participants  in the  program  would  result in life  insurance  proceeds to VFB sufficient to fund VFB's  obligations  under the plan at no cost to VFB.  During fiscal 1989, VFB discovered that the program  presented by the insurance  agents was based on  assumptions  that were  unjustified  and  unlikely to occur,  as a result of which the return on the policies was  insufficient to fully fund VFB's obligations  under the plan. In December 1989,  VFB instituted  suit against the insurance  company  and the  insurance  agents  who  made  the  above-referenced representations to VFB. The Bank and the defendants have settled the lawsuit. In
December 1992, VFB reached a resolution  with certain  director  participants in this plan.  Under the resolution,  VFB returned to director  participants  their original amounts deferred over a three-year  period,  beginning in January 1993.
In return,  the director  participants  released VFB from any liability from the plan.  As of September  30, 1993,  all but three  director  participants  of the original twelve accepted this resolution.  Under the resolution, VFB retains the option of keeping in force life insurance policies on the participants.  The net present value of these policies  currently  exceeds the cost of this resolution.
All director participants have since reached an agreement with VFB.

         All eligible officers and employees of the Company, if they so choose, are covered by a self-insured health and dental plan. The cost of this program was $354,000 during fiscal 1996, $427,000 during fiscal 1995, and $489,000 during fiscal 1994.

         Prior to the FS-VFB Merger,  all eligible  officers and employees of FS
were  included  in  a  non-contributory   pension  plan  provided  by  FS  as  a
participating employer of the Financial Institutions Retirement Fund (FIRF). The
FIRF does not segregate the assets or liabilities by participating employer and, accordingly,  disclosure of accumulated  vested and non-vested  benefits and net assets available for benefits  required by SFAS No. 87 is not possible.  Pension expense  amounted to  approximately  $121,000 and $216,000 for each of the years ended  September  30, 1995 and 1994,  respectively.  FS  instituted an executive supplemental  insurance  and  retirement  plan in 1988 under which an  executive officer  receives a retirement  benefit  based upon  compensation  and length of service. Life insurance policies were purchased of which the Bank is the owner.



                                       66




(13) Financial Instruments with Off-Balance-Sheet Risk

         The Bank is party to financial instruments with  off-balance-sheet risk in the normal course of business to meet the financing  needs of their customers and to  reduce  its own  exposure  to  fluctuations  in  interest  rates.  These financial  instruments include commitments to extend credit,  standby letters of credit,  credit lines,  loans sold with recourse and  commitments to sell loans.
Such instruments  involve,  to varying degrees,  elements of credit and interest rate risk in excess of the  amount  recognized  in the  statement  of  financial condition.  The contract or notional  amounts of these  instruments  reflect the
extent  of  involvement  the  Bank  has  in  particular   classes  of  financial
instruments.

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and loans sold with recourse is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

         Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.


                                                                                  At September 30,
         (Dollars in thousands)                                               1996               1995


         Financial  instruments  with  off-balance-sheet  risk:  Commitments  to extend credit:
                  Residential mortgage - fixed rate                          $12,747          $12,499
                  Residential mortgage - variable rate                         3,295            2,736
                  Consumer - fixed rate                                          855              517
                  Consumer - variable rate                                     1,044            1,814
                  Commercial - fixed rate                                        974              523
                  Commercial - variable rate                                   5,643            4,719
                  Standby letters of credit                                    1,257            2,328
                  Unused credit lines, including unused
                      portions of equity lines of credit                      67,653           63,969
              Loans sold with recourse                                            --               --
              Commitments to sell loans                                       17,437           10,112
              Commitments to buy loans                                            --                1



         Commitments  to extend  credit are  agreements to lend to a customer as long as there is no  violation of any  condition  established  in the  contract.
Commitments  generally have fixed expiration dates or other termination  clauses and may require payment of a fee by the customer.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do
not  necessarily   represent  future  cash  requirements.   The  Bank  evaluates
customers'  credit-worthiness  on a case-by-case basis. The amount of collateral obtained if deemed  necessary  by the Bank upon  extension of credit is based on management's credit evaluation of the counter-party.  Collateral held varies but may include real estate; accounts receivable;  inventory;  property,  plant, and equipment; and income-producing commercial properties.

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those instruments are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.


                                       67





         The Bank originates a variety of adjustable-rate loans with interest rate caps and floors. Interest rate caps and floors on loans written by the Bank enable customers to transfer, modify, or reduce their interest rate risk.

         Forward commitments to sell mortgage loans are contracts the Company enters into for the purpose of reducing the interest rate risk associated with originating loans held for sale. Risks may arise from the possible inability of the Company to originate loans to fulfill the contracts.

         Most of the Bank's business activity is with customers located within Vermont and New Hampshire. A significant amount of the Bank's assets are secured by real estate with no industry concentrations.

 (14) Fair Values of Financial Instruments

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments."

         The following methods and assumptions were used by the Company in estimating fair values of its financial instruments:

         The  respective  carrying  values  of  certain  financial   instruments
approximated  their  fair value as they were  short-term  in nature or they were payable  on  demand.  These  include,  "Cash  and due from  banks,"  "short-term investments," and non-certificate deposit accounts.

         Investment and mortgage backed securities: Fair values for investment and mortgage backed securities were based on quoted market prices, where available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments.

         FHLB stock: The carrying amount reported in the statement of condition approximates fair value. If the stock is redeemed, the Company will receive an amount equal to the par value of the stock.

         Loans:  The fair value of loans  including loans sold with recourse was determined using  discounted cash flow analysis,  using interest rates currently being offered by the Company to discount future cash flows to present value. The
fair  value  of   non-accrual   loans  was  estimated   using  a  discount  rate
substantially  higher  than the rates used for  performing  loans to reflect the increased credit risk.

         Off-balance-sheet instruments: The fair value of mortgage servicing rights was estimated using discounted cash flow analysis. The fair value of commitments to extend credit or sell loans was based on quoted market prices for comparable instruments.

         The fair values of the unused portion of lines of credit and letters of credit are based on fees currently charged to enter into similar agreements and were estimated to be the fee charged. Commitments to originate non-mortgage loans were short-term and were at current market rates and estimated to have no fair value.

         Financial Liabilities: The fair value of certificates of deposit, FHLB term advances, and repurchase agreements were estimated using discounted cash flow analysis using rates currently being offered by the Company and the FHLB for comparable instruments.



                                       68




     Limitations: The estimates of fair value of financial instruments were based on information available at September 30, 1996 and 1995, and are not indicative of the fair market value of those instruments at the date this report is published. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates were based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

         Fair value  estimates  are based on existing on- and  off-balance-sheet financial  instruments  without  attempting to estimate the value of anticipated future business and the value of assets and liabilities  that are not considered
financial   instruments.   Significant  assets  and  liabilities  that  are  not
considered  financial  instruments  include real estate acquired by foreclosure, the deferred income tax asset, office properties and equipment, and core deposit and  other  intangibles.  In  addition,  the tax  ramifications  related  to the realization of the unrealized gains and losses can have a significant  effect on fair value estimates and have not been considered.

         The estimation methodologies used, book values and estimated fair values for the Bank's financial instruments follows.

                                                                              At September 30,
                                                                            1996                             1995

-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Carrying          Estimated          Carrying         Estimated
(Dollars in thousands)                                             amount          fair value           amount         fair value
-----------------------------------------------------------------------------------------------------------------------------------
Financial assets:

       Cash and due from banks                                         $27,766           $27,766            $19,862          $19,862
       Short-term investments                                           12,043            12,043             11,099           11,099
       Investment and mortgage backed securities                       293,658           284,824            316,569          311,137
       FHLB stock                                                        9,283             9,283              9,283            9,283
       Loans, net                                                      488,786           483,161            453,992          454,890
       Accrued interest receivable                                       5,073             5,073              5,492            5,492
       Mortgage servicing rights                                         3,061             5,249              1,675            4,923

Financial liabilities:

       Deposits                                                       $641,286          $642,779           $616,350         $616,514
       Advances from FHLB                                              153,636           153,303            136,632          136,042
       Securities sold under areement to repurchase                         --                --             24,855           24,750
       Capital lease obligation                                            273               270                395              388
------------------------------------------------------------------------------------------------------------------------------------
Off-balance-sheet instruments:

       Commitments to extend credit                                        $--               $15                $--            $(19)
       Commitments to sell loans                                            --                14                 --                3
------------------------------------------------------------------------------------------------------------------------------------

 (15) Litigation

         At September 30, 1996, the Company was involved in various claims and legal actions arising in the normal course of its business. The outcomes of these claims and actions are not presently determinable; however, in the opinion of the Company's management, after consulting with the Company's legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

 (16) Stock Option Plans

         The Board of Directors of the Company adopted the 1984 Stock Option Plan effective simultaneously with the Bank's conversion to a stock charter in November 1983. Upon formation of the Company, all outstanding options of the Bank were automatically converted to options of the Company. A total of 189,015 shares of authorized but unissued common stock has been reserved under the 1984 Stock Option Plan. This plan is no longer available for grant.

         In April 1987, the Board of Directors of the Company adopted a second stock option plan, in addition to and separate from the 1984 Stock Option Plan, which was approved by stockholders at the 1988 annual meeting of stockholders. A total of 532,500 authorized but unissued shares of Company common stock is reserved for issuance under the 1987 Stock Option Plan all of which remain eligible for future grant under such plan.

         Under the terms of the plans, options are granted at not less than the fair market value of the shares at the date of grant and may not have a term of more than ten years. Options may generally be exercised at such time during the term as is deemed appropriate by the Compensation and Option Committee of the Board of Directors.

         Options exercisable at September 30, 1996 totaled 394,425 with a weighted average option price per share of $10.34.

         Information with regard to the stock option plans follows:

                                                   Number of             Weighted average option
                                                 option shares               price per share
--------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1993                   441,939                     $  9.04
Granted                                              38,250                       12.04
Exercised                                           (26,514)                       5.69
Cancelled                                           (21,000)                       9.67
--------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1994                   432,675                        9.50
Granted                                              10,500                       14.09
Exercised                                            (4,050)                       9.17
--------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1995                   439,125                        9.61
Granted                                              34,125                       16.13
Exercised                                           (77,100)                       8.76
Cancelled                                            (1,725)                      10.54
--------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1996                   394,425                     $ 10.34
--------------------------------------------------------------------------------------------------------------

            A summary of the options by maturity follows:

     Expiring during the            Number of          Weighted average option
  year ended September 30,        option shares           price per share


           1997                      30,600                  $16.05


           1998                       7,500                    9.50
           1999                      32,400                    9.17
           2000                      31,500                    5.83
           2001                          --                      --

           2002                      18,000                    3.72
           2003                     191,925                    9.46
           2004                      38,250                   12.04
           2005                      32,250                   15.26
           2006                      12,000                   16.67
                                    394,425                  $10.34




(17) Restructuring and  FS-VFB Merger-Related Charges

         In May 1995, the Company announced plans to merge its subsidiary banks, Vermont Federal Bank, FSB, and First Savings of New Hampshire. The two banks operated as separate legal entities during fiscal 1995, and began operating as one bank on October 1, 1995. The Company's restructuring plan included consolidation of operational support functions that were completed during fiscal 1996.

         During fiscal 1995, the Company provided for $839,000 in restructuring charges associated with the FS-VFB Merger. A summary of the charges is as follows:

(Dollars in thousands)


Separation and benefits                           $351
Obsolete supplies and equipment                    334
Consulting                                          71
Legal                                               28
Contract termination penalties                      23
Accounting                                          19
OTS filing fee                                       8
Miscellaneous                                        5
------------------------------------------------------
         Total                                    $839



         At September 30, 1995, the remaining restructuring liability was $330,000. This balance consisted of $307,000 of accrued separation and benefits expense and $23,000 of accrued contract termination penalties.
At September 30, 1996, the restructuring liability no longer existed.

         During   fiscal   1995,   the  Company  also   incurred   other  FS-VFB
Merger-related expenses of $190,000 such as startup expenses, technology updates, and miscellaneous expenses.

         During fiscal 1996's first quarter,  the Company  incurred other FS-VFB
Merger-related expenses of $401,000 due to contractual obligations from the change in control of FS.

 (18) Eastern Bancorp, Inc. (Parent Company Only)
        Financial Information

 Statements of Financial Condition                                                   At September 30,
(Dollars in thousands, except per share data)                                     1996              1995


Assets
Cash                                                                           $    52           $    60
Short-term investments                                                             665               584
Investment in subsidiaries                                                      60,279            58,657
Investment securities                                                            2,777             1,525
Accrued interest  receivable                                                       414               227
Other assets                                                                       563               634
         Total assets                                                          $64,750           $61,687


Liabilities and Stockholders' Equity
Liabilities:
     Accrued federal income taxes                                              $   102           $    17
     Other liabilities                                                             701               506
     Accounts payable to subsidiaries                                              367               181
         Total liabilities                                                       1,170               704


Stockholders' equity:
     Preferred stock, $0.01 par value: 1,000,000 shares
         authorized, no shares issued and outstanding                               --                --
     Common stock, $0.0067 par value: 5,000,000 shares authorized;


                                       72




         4,095,549 shares issued at September 30, 1996 and
         4,095,549 shares issued at September 30, 1995                              27                27
     Additional paid-in capital                                                 36,398            36,196
     Retained income  (substantially restricted)                                30,138            28,629
     Unrealized gain (loss) on securities available-for-sale, net                    6              (175)
     Treasury stock (at cost), 444,015 shares at September 30, 1996,
         and 522,325 shares at September 30, 1995                               (2,989)           (3,694)
         Total stockholders' equity                                             63,580            60,983


         Total liabilities and stockholders' equity                            $64,750           $61,687

                                                                                             Years ended September 30,
(Dollars in thousands)                                                              1996              1995         1994


Statements of Operations
Interest on investment and mortgage backed securities                            $   334           $   282      $   170


     Total interest income                                                           334               282          170
Net operating expenses                                                             1,623             1,476        1,290


     Loss before federal and state taxes, dividends, and equity in
        undistributed earnings of subsidiaries                                    (1,289)           (1,194)      (1,120)
Federal and state tax benefit                                                        571               671          508


     Loss before dividends and equity in undistributed
        earnings of subsidiaries                                                    (718)             (523)        (612)
Dividends from subsidiaries                                                        2,729             1,501        1,160
Equity in undistributed net income of subsidiaries                                 1,293             3,217        3,111
     Net income                                                                   $3,304            $4,195       $3,659



                                                                                          Years ended September 30,
(Dollars in thousands)                                                              1996              1995             1994


Statements of Cash Flows
Cash flows from operating activities:
Net income                                                                        $3,304            $4,195           $3,659
     Adjustments to reconcile net income to net cash provided
           by operating activities:
     Equity in undistributed (earnings) of subsidiaries:
         VSC                                                                         296               777              228
         VFB                                                                      (1,589)           (3,606)          (2,765)
         Rockingham                                                                   --              (388)            (574)
     Amortization of fees, discounts, and premiums                                   (10)              (83)             (23)
     (Increase) decrease in other assets                                              71              (215)             283
     (Increase) in accrued interest receivable                                      (187)             (164)             (56)
     (Increase) decrease in net accounts receivable to subsidiaries                  186               245             (170)
     Increase in other liabilities                                                   195                96                6
     (Decrease) in deferred federal income taxes                                     (11)             (183)              --
     Increase (decrease) in accrued federal income taxes                              85              (490)             507
           Total adjustments                                                        (964)           (4,011)          (2,564)


Net cash provided by operating activities                                          2,340               184            1,095


Cash flows from investing activities:
     Investment in subsidiary                                                         --              (200)              --
     Loans to subsidiary, net of repayments                                         (145)               80             (763)
     (Increase) decrease in short-term investments                                   (81)              (38)             557
     Investment and mortgage backed securities purchases                          (4,484)           (4,418)          (3,265)
     Proceeds from maturities and returns of principal                             3,250             4,706            1,949
Net cash provided (used) by investing activities                                  (1,460)              130           (1,522)


Cash flows from financing activities:
     Net proceeds from exercise of stock options and sale of
         treasury stock                                                              907               403              431
     Dividends paid                                                               (1,795)             (863)            (353)
Net cash provided (used) by financing activities                                    (888)             (460)              78


Net (decrease) in cash                                                                (8)             (146)            (349)
Cash at beginning of year                                                             60               206              555
Cash at end of year                                                                  $52               $60             $206


Cash paid:
     Federal and state taxes                                                      $2,200            $2,023           $1,100



     The parent only  statements  of  stockholders'  equity are identical to the
consolidated  statements  of  stockholders'  equity  and,  therefore,   are  not
reprinted here.

(19) Unaudited Quarterly Information

                                                                           Year ended September 30, 1996
(Dollars in thousands, except per share data)                First quarter  Second quarter     Third quarter      Fourth quarter
Total interest income                                          $15,476         $15,177             $15,007             $15,613
Net interest income                                              6,902           7,175               7,244               7,612
Provision for loan losses                                          435             300                 100                  60
Non-interest income                                              3,069           2,534               2,475               3,195
Non-interest expense(a)                                          7,193           7,032               7,483              12,170
Net income                                                       1,487           1,506               1,309                (998)
Earnings per share                                                0.39            0.40                0.34              ( 0.27)


                                                                           Year ended September 30, 1995
(Dollars in thousands, except per share data)                First quarter  Second quarter      Third quarter     Fourth quarter


Total interest income                                          $14,322         $14,795             $15,272             $15,709
Net interest income                                              7,008           6,981               6,907               6,984
Provision for loan losses                                          260             699                 566                 297
Non-interest income                                              2,256           2,463               2,366               2,932
Non-interest expense(b)                                          7,015           7,387               8,243               6,888
Net income                                                       1,200           1,083                 207               1,705
Earnings per share                                                0.33            0.29                0.06                0.45


(a) Fourth quarter results include a $3.8 million non-recurring charge to recapitalize SAIF.
(b) Third quarter non-interest expense increased due primarily to $839,000 in restructuring charges and $190,000 in other merger-related expenses. See note 17 of the notes to consolidated financial statements for further information regarding restructuring charges.

(20)  Subsequent Event

         On November 13, 1996, the Company entered into an Agreement and Plan of Reorganization (the Merger Agreement) by and among the Company, the Bank, and Vermont Financial Services Corp., a Delaware corporation (VFSC). Pursuant to the Merger Agreement, the Company will merge with and into VFSC and the Bank will become a wholly-owned subsidiary of VFSC (the Merger). Subject to certain price adjustment provisions, under the terms of the Merger Agreement, the Company's shareholders will receive stock and/or cash equal to the sum of $7.25 plus the product of 0.49 times the average closing bid price of VFSC common stock for a twenty-day period ending shortly before the effective time of the Merger. Based on a twenty-day average closing bid price of VFSC common stock at the November 13, 1996 of $34.66, the Company's shareholders would be entitled to receive stock and /or cash equal to approximately $24.23 for each share of the of the Company's common stock. The Merger is expected to be completed in mid 1997. Consummation of the Merger is conditioned, among other things, upon stockholder approval and regulatory approval.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Eastern Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Eastern Bancorp, Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eastern Bancorp, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in note 1 of the notes to the consolidated financial statements, during 1995 the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65."




KPMG Peat Marwick LLP

Boston, Massachusetts
November 8, 1996, except as to note 20,
which is as of
November 13, 1996



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



Directors and Executive Officers of the Registrant

         Set forth below is certain information regarding the Board of Directors of Eastern Bancorp.

                                                  Director         For Term           Position(s) held
Continuing Directors:            Age (a)          Since (b)        Expiring          with the Company
---------------------            -------          ---------        --------          ----------------
John A. Cobb                          52            1988             1999             Director, President and
                                                                                      Chief Executive Officer
                                                                                      of Eastern Bancorp
                                                                                      Vice Chair and Chief
                                                                                      Executive Officer of
                                                                                      Vermont Federal  Bank

E. David Humphrey                     54            1992             1997             Director and Executive
                                                                                      Vice President of
                                                                                      Eastern Bancorp
                                                                                      President and Chief
                                                                                      Operating Officer of
                                                                                      Vermont Federal Bank

W. Stevens Sheppard                   66            1989             1998             Chair of the Board

John K. Dwight                        52            1989             1998             Director

Michael D. Flynn                      57            1991             1997             Director

John S. Kimbell                       50            1993             1997             Director

Garry T. Melia                        54            1987             1997             Director

Mary Alice McKenzie                   39            1991             1999             Director

Ernest A. Pomerleau                   49            1990             1999             Director

James M. Sutton                       55            1995             1998             Director

-------------------------------------
(a)      At December 31, 1996.

(b)      The  dates  shown  include   service  as  directors  of  the  Company's
         subsidiary,  Vermont Federal Bank, FSB, in the case of Ms. McKenzie and
         Messrs. Cobb, Humphrey and Pomerleau.

         The business background of each member of the Board of Directors for the past five years follows.

         Michael D. Flynn, C.P.A. is Managing Partner of the Burlington, Vermont Certified Public Accounting firm of Gallagher, Flynn & Company and has been associated with the largest independent CPA firm in Vermont since 1972. He is treasurer and a director of the Vermont Business Roundtable and chair of the Board of Advisors for the School of Business Administration of the University of Vermont. Mr. Flynn has served as Chair of the Vermont Chamber of Commerce, President of the Lake Champlain Chamber of


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



Commerce, and is a member of the Board of Trustees of Champlain College. Mr. Flynn holds a B.A. from Colby College and an M.B.A. from Harvard Business School.

         E. David Humphrey joined the Bank on November 30, 1991 and began serving as its president during fiscal 1992 and serves on its board of directors. Before joining the Bank, he served as president, chief executive officer, and a director of Eureka Savings Bank in Overland Park, Kansas from 1988 through 1991. He holds a B.S. in Business Administration from West Virginia University.

         John S. Kimbell is the President and Chief Executive Officer of Vermont Gas Systems, Inc. Prior to joining Vermont Gas in 1989, he served as Assistant Vice President and subsequently as Vice President of Elizabethtown Gas Company in New Jersey. He is currently Chair and Director of the Vermont Business Roundtable, and Vice Chair of the New England Gas Association. Mr. Kimbell holds a B.A. in Human Relations from Salem College in Salem, West Virginia and an M.B.A. from Fairleigh Dickinson University in New Jersey.

         Garry T. Melia is the managing partner of Melia & Osol, a law firm in Worcester, Massachusetts. Mr. Melia is a member of both the Massachusetts and Florida Bar Associations. He is also President and Director of several Massachusetts business corporations. From December 1987 through September 1995, Mr. Melia served on the Board of Directors of each of First Savings and Rockingham. Mr. Melia holds a Bachelors degree from Salem State College in Salem, Massachusetts and a J.D. from the University of Miami in Miami, Florida.

         John A. Cobb was elected president, chief operating officer, and a director of the Company in August 1988, and in February 1989 Mr. Cobb became the Company's chief executive officer. He also currently serves as chief executive officer and as a director of the Bank. He has a Bachelors degree from West Virginia University and is a Certified Public Accountant.

         Mary Alice McKenzie is the President of McKenzie's L.L.C., a meat company located in Burlington, Vermont. She is a Director of the Bank and the Central Vermont Public Service Company. Ms. McKenzie is also Director of, and on the Executive Committee of, the Associated Industries of Vermont. She is currently the Chair of the Board of the American Meat Institute. She is a member of the Governor's Council of Economic Advisors and the Vermont Technology Council. Ms. McKenzie holds a Bachelors of Business Administration from St. Mary's College in Notre Dame, Indiana and a J.D. from Valparaiso University in Valparaiso, Indiana.

         Ernest A. Pomerleau is President of Pomerleau Real Estate in Burlington, Vermont. He currently serves as Chair of the Board of Vermont Federal, is a member of the Executive Committee of Eastern Bancorp, and Chair of its Compensation Committee. Mr. Pomerleau currently serves as a director for Greater Burlington Industrial Corporation. Mr. Pomerleau graduated from St. Michael's College in Colchester, Vermont.

         John K. Dwight is currently President, Chief Executive Officer, and a director of Dwight Asset Management Company, Inc. located in Burlington, Vermont, a subsidiary of United Asset Management Company, in Boston, Massachusetts. Upon graduation from the University of North Carolina in Chapel Hill in 1967 with a B.A. in English, Mr. Dwight joined Fidelity Mutual Life Insurance Company in Cincinnati, Ohio, as a sales and pension consultant. Upon moving to Vermont in 1975, Mr. Dwight became a partner in Brown Bridgman & Company, offering preferred investment vehicles for pension plans, and later owned and operated John K. Dwight, Inc. and John K. Dwight Asset Management Company from 1985 through 1994 when such companies were acquired by United Asset Management Company.

         W. Stevens Sheppard was elected to the Board in 1989 and currently serves as Chairman. He is an Administrator of Pequot Investment Advisors, Inc., and an Advisory Director of Berkshire Capital Corporation. Mr. Sheppard was a Managing Director of Berkshire Capital Corporation from March 1988 to June 1995 and, prior to that, a Managing Director of Financial Institutions Group in Corporate Finance, specializing in the thrift and mortgage banking industries with Paine Webber. Prior thereto, he served as President and Director of Paine Webber Real Estate Securities Inc., as well as a board member of a number of Paine Webber subsidiaries. Mr. Sheppard is a graduate of the University of Virginia with a B.A. in Economics, and is a retired Naval Officer.

         James M. Sutton was elected to the Board of Directors effective November 1, 1995. Mr. Sutton is the general partner of James M. Sutton Investors Limited of Englewood, Colorado, President and Chief Executive Officer of Maxwell Corporation, an investment company headquartered in Welch, West Virginia, and President of Monogram Homes, Inc. of Englewood, Colorado, a residential construction firm. He currently serves as President of Ameribank in Northfork, West Virginia, and Chair of American Bankshares, Inc., a bank holding company in Welch, West Virginia. Mr. Sutton is a graduate of West Virginia University with a B.S./B.A. in Accounting. He has completed the Graduate School of Banking at the University of Wisconsin in Madison, Wisconsin and the Small Company Management Program conducted by the Harvard Business School.

                        EXECUTIVE OFFICERS OF THE COMPANY

         The following table sets forth certain information with respect to the executive officers of the Company at September 30, 1996. All officers serve at the discretion of the Board of Directors, and there are no arrangements or understandings regarding any such person's term of office as an officer, except that Mr. Cobb has an employment contract with the Company pursuant to which he serves as an officer of the Company and Mr. Humphrey has an employment contract with the Company and the Bank pursuant to which he serves as an officer of those companies.

                            Age at
                         September 30,
Name                         1996                Position(s) Held With the Company



John A. Cobb                  52                 President and Chief Executive
                                                    Officer; Chief Executive Officer
                                                    of the Bank

E. David Humphrey             54                 Executive Vice President; President
                                                    and Chief Operating Officer
                                                    of the Bank

Janine K. Pinel               30                 Chief Financial Officer and Vice President

Robert K. Hamme               54                 Treasurer and Corporate Secretary;
                                                    Senior Vice President of the Bank



         Information concerning the principal occupations of the executive officers of the Company during at least the last five years is set forth below.

         John A. Cobb was elected president, chief operating officer, and a director of the Company in August 1988, and in February 1989 Mr. Cobb became the Company's chief executive officer. He also currently serves as chief executive officer and as a director of the Bank. He has a Bachelors degree from West Virginia University and is a Certified Public Accountant.

         E. David Humphrey joined the Bank on November 30, 1991 and during fiscal 1992 began serving as ts president and chief operating officer. He also serves on the Bank's and the Company's boards of directors. Before joining the Bank, he served as president, chief executive officer, and a director of Eureka Savings Bank in Overland Park, Kansas from 1988 through 1991. He holds a Bachelor of Science degree in Business Administration from West Virginia University.

         Janine K. Pinel joined the Company in June 1994 as vice president of accounting. In February 1995, Mrs. Pinel became the chief financial officer of the Company. Prior to joining the Company, Mrs. Pinel had been employed by Schering Plough Corporation in New Jersey from April 1992 through February 1993 and by Ernst & Young LLP from August 1988 through April 1992. She holds a Bachelor of Science degree from Clemson University and is a Certified Public Accountant. Mrs. Pinel is a member of the Vermont Society of CPAs, the American Institute of CPAs, the Financial Executives Institute, and the National Association for Female Executives.

         Robert K. Hamme is a senior vice president, chief financial officer and corporate secretary of the Bank. He also serves as treasurer and corporate secretary of the Company. Before joining the Bank in March 1993, he served as senior vice president, treasurer and corporate secretary of Bank of Vermont in Burlington, Vermont. He is a Certified Public Accountant and a member of both the Pennsylvania and Vermont Society of Certified Public Accountants. Mr. Hamme is a graduate of Susquehanna University, with a Bachelor of Science degree in Accounting.